As filed with the Securities and Exchange Commission on November 9, 2004
Registration No. 333-119662

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Business Objects S.A.

(Exact name of Registrant as specified in its charter)

The Republic of France (Jurisdiction of incorporation or organization)	157-159 Rue Anatole France, 92300 Levallois-Perret, France +33 1 41 25 21 21	98-0355777 (I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Susan J. Wolfe, Esq.

Senior Vice President, General Counsel and Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, CA 95134
(408) 953-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini, Esq. John T. Sheridan, Esq. Julia Reigel, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Sami L. Toutounji, Esq. Shearman & Sterling LLP 114 avenue des Champs Elysées 75008 Paris France +33 1 53 89 70 00	William H. Hinman, Jr., Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to be	Offering Price Per	Aggregate Offering	Amount of
of Securities to be Registered	Registered	Share(1)	Price (1)	Registration Fee

Ordinary Shares, nominal value € 0.10 per share, represented by American depositary shares(2)	14,365,339	$23.98	$344,480,829.22	$43,645.73(3)

(1)	Estimated solely for the purpose of computing the amount of the registration fee. The estimated is made pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the $23.98 average of the high and low sales prices as reported by The Nasdaq Market on October 1, 2004.

(2)	Each American depositary shares represents one Business Objects ordinary share. A separate registration statement on Form F-6, filed on October 15, 2003, is effective with respect to the registrant’s American depositary shares.

(3)	Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 9, 2004

American Depositary Shares

Representing 14,365,339 Ordinary Shares

        This prospectus relates to 14,365,339 shares of our American depositary shares, or ADSs, that may be offered and sold from time to time by New SAC, which is a shareholder of Business Objects, S.A. These ADSs, which each represent one ordinary share of Business Objects, were issued to New SAC in connection with our acquisition, which we refer to as the acquisition, in December 2003 of all of the outstanding capital stock of Crystal Decisions, Inc. We paid aggregate consideration to all shareholders of Crystal Decisions, including, but not limited to New SAC, of $307.6 million in cash and the issuance of 23.3 million of our ADSs. Our ADSs issued to New SAC in the acquisition were issued pursuant to a registration statement on Form S-4 declared effective under requirements of the Securities Act of 1933, as amended; however, the selling shareholder is our affiliate.

      New SAC will receive all of the net proceeds from any sale of the ADSs under this prospectus and will pay all brokerage fees and selling commissions, if any, applicable to the sale of the ADSs. We will not receive any proceeds from the sale of ADSs by New SAC.

      Our ADSs are listed on The Nasdaq National Market under the symbol “BOBJ.” On November 8, 2004, the closing sales price of our ADSs as reported by The Nasdaq National Market was $21.50 per share. Our ordinary shares are listed on the Premier Marché of Euronext Paris S.A. under the ISIN code FR0004026250. On November 8, 2004, the closing sales price of our ordinary shares on the Premier Marché of Euronext Paris S.A. was € 16.79.

      You should consider carefully the risk factors beginning on page 3 of this prospectus before purchasing any of our ADSs offered under this prospectus.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2004.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholder is offering to sell, and seeking offers to buy, the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

PROSPECTUS SUMMARY

      The following summary may not contain all the information that many be important to you. You should read the following summary, together with the more detailed information regarding our company, especially the “Risk Factors” section and the documents incorporated by reference into this prospectus including the more detailed information in our consolidated financial statements and notes to those statements, before deciding to invest in shares of our American depositary shares, or ADSs, or the ordinary shares which they represent.

Business Objects S.A.

      Business Objects is a worldwide provider of business intelligence solutions. We develop, market and distribute software that enables organizations to track, understand and manage enterprise performance within and beyond the enterprise. This allows organizations to make better, more informed business decisions. Users can view and interact with key performance indicators in a dashboard, create queries or reports, access catalogs of reports and do simple or complex analysis of the data. Users generally interact with data using business representations of information with which they are familiar. This proprietary technology is commonly referred to as the “semantic layer.” Our products are designed to be easy to use and architected to be secure, scalable and extensible. We have sold our products to more than 26,000 customers in over 80 countries.

      In order to implement our vision of offering customers a complete solution and product suite for business intelligence, we acquired Crystal Decisions in December 2003. We believe this combination enhanced our leadership position in business intelligence, increased our customer base and strengthened our product lines. We believe that in terms of product lines, distribution channels, and international presence, the combination of Business Objects and Crystal Decisions is highly complementary. We offer our customers what we believe is the de facto standard in reporting, Crystal Reports, together with leading interactive query and analysis solutions, and world-class enterprise performance management products for scorecarding and dashboards. Our technology suite is complemented by data integration technologies and specific, customizable analytical applications that we believe provides best practices in business analysis. The product line offers a platform for organizations looking to standardize on a single business intelligence solution in order to reduce total cost of ownership.

      We and several of our wholly owned subsidiaries entered into an agreement to acquire Crystal Decisions and its majority stockholder, Seagate Software (Cayman) Holdings Corporation, SSCH, dated July 18, 2003, and amended August 29, 2003. On December 11, 2003, the acquisition closed and we paid aggregate consideration to all shareholders of Crystal Decisions, including, but not limited to New SAC, of $307.6 million in cash and approximately 23.3 million Business Objects ADSs.

Corporate Information

      We were incorporated in France in 1990. Our principal executive offices are located at 157-159 rue Anatole France, 92300 Levallois-Perret, France and 3030 Orchard Parkway, San Jose, California. Our website is www.businessobjects.com. Information contained on, or accessible through, our website is not part of this report. You may obtain copies of the reports we file with the Securities and Exchange Commission, SEC, from our website.

United States Market Information

      Our ADSs are listed on The Nasdaq National Market under the symbol “BOBJ.”

      We sponsor a program that provides for the trading of our ordinary shares in the United States in the form of ADSs. Each ADS represents one ordinary share placed on deposit with The Bank of New York, as depositary, and is issued and delivered by the depositary through its principal office in New York City at 101 Barclay Street, New York, New York, 10286. Under the terms of the Deposit Agreement dated September 22, 1994, as amended and restated most recently on October 15, 2003, ordinary shares may also be deposited with the Paris office of BNP Paribas, as custodian, or any successor or successors to such custodian. The depositary provides a variety of services to our investors.

French Market Information

      Our ordinary shares have been listed on the Premier Marché of Euronext Paris S.A. since November 1999 under the ISIN code FR0004026250. The Premier Marché is a regulated market managed and operated by Euronext Paris S.A. Since September 25, 2000, all trading on the Premier Marché of Euronext Paris S.A. is performed on a cash settlement basis on the third day following the trade. However, a Deferred Settlement Service (Service à Règlement Différé, or SRD) allows investors who elect to use this service to benefit from leverage and other special features of the previous monthly settlement market. This service is only available for trades in securities of companies that have both a total market capitalization of at least €1 billion and represent a minimum daily average trading volume of at least €1 million on Euronext Paris S.A. and that are cited in a list published by Euronext Paris S.A. Investors in shares eligible for SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our shares are eligible for the SRD. Securities held in registered form on the Premier Marché, must, prior to any transfer, be converted into bearer form and inscribed in an account maintained by an accredited intermediary with Euroclear France S.A. Trades of securities listed on the Premier Marché are cleared and settled through Euroclear France S.A. and Clearing 21 using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

      Euronext Paris S.A. has announced that it currently expects that beginning January 2005, the Premier Marché, Second Marché and Nouveau Marché will be combined, and all securities listed on Euronext Paris S.A. will trade on a single market. Euronext Paris S.A. has recently announced that on January 3, 2005, three new indices for medium-size stocks (i.e. the CAC Mid100, the CAC Small 90 and the CAC Midα Small 190) and two indices for larger stocks (i.e. the CAC IT20 and the CAC Next 20) will be launched.

RISK FACTORS

      Before you invest in any of our securities, you should be aware of various risks to which we may be subject, including those described below. The following risks and uncertainties may have a material and adverse effect on our business, financial condition or results of operations. You should carefully consider these risks and uncertainties, together with all of the other information included or incorporated by reference in this prospectus before you decide whether to purchase any of our common stock. If any of the risks or uncertainties we face were to occur, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to the Crystal Decisions Acquisition

We may not realize the benefits that we anticipated from our acquisition of Crystal Decisions within the time periods or to the extent that we expected because of integration and other challenges.

      On December 11, 2003, we acquired Crystal Decisions. If we fail to realize any of the anticipated benefits of the acquisition, our business and results of operations could be harmed severely. Realizing the benefits of the acquisition will depend in part on the integration of our operations, people and technology. This integration effort is a complex, time-consuming and expensive process that could significantly disrupt our business. We may be unable to integrate the two companies successfully in a timely manner or to the extent we expected.

      Combining our product offerings is a complex and lengthy process involving a number of intermediate steps in which we will seek to achieve increasing degrees of integration of our products. We have previously announced that in late December 2004, we expect to commercially release the first of a series of new products, including BusinessObjects 11, which represents the completion of the Business Objects and Crystal Decisions product roadmap integration. We also expect to release editions of Business Objects 11 that use additional platforms and languages during the early part of 2005. Our customers can elect to continue to use stand-alone products for some time and we may not be able to convince them to adopt our combined product. As a result, we may have to continue to support multiple products for a period of time.

      Technical or other challenges in integrating our future products could delay or prevent the successful integration of our products or cause us to incur unanticipated costs. If we fail to achieve one or more of these milestones as planned, then our ability to market our products and our revenues and operating results could be seriously harmed.

      To market our products effectively, we are training our sales and marketing employees, who have historically marketed either Business Objects’ or Crystal Decisions’ products and services, to market our combined product and service offerings. While we are devoting significant efforts to training our employees to market our combined products, we cannot be sure that these efforts will be successful. If we do not successfully integrate and train our sales and marketing force, our ability to market our products and services and our revenues could suffer.

      The challenges involved in this integration effort also include the following:

•	demonstrating to our customers that the acquisition will not result in adverse changes in our client service standards or business focus;

•	consolidating and rationalizing information technology, enterprise resource planning and administrative infrastructures while avoiding significant errors, delays or other breakdowns in our business processes such as order processing or technical support; and

•	managing a more complex corporate structure that requires additional resources for such responsibilities as tax planning, foreign currency management, financial reporting and risk management.

Charges to earnings resulting from our acquisition of Crystal Decisions may adversely affect the market value of our shares.

      We have accounted for our acquisition of Crystal Decisions using the purchase method of accounting in accordance with United States generally accepted accounting principles (U.S. GAAP). The portion of the estimated purchase price allocated to in-process research and development was expensed in the three months ended December 31, 2003. We expect to incur additional depreciation and amortization expense over the useful lives of certain intangible assets acquired in connection with the acquisition, which will reduce our operating results through 2008. In addition, we recorded goodwill of $978 million in connection with the acquisition. If this goodwill, other intangible assets with indefinite lives or other assets acquired in the acquisition become impaired, we may be required to incur material charges relating to the impairment of those assets. Any significant impairment charges will have a negative effect on our operating results and could reduce the market price of our shares.

      We have incurred and expect to incur additional restructuring expenses during 2004, which we currently estimate to be $1.2 million. We cannot be sure that these expenses and charges will not be higher than we currently anticipate. These and any additional restructuring or operating expenses and charges could adversely affect our results of operations.

Our revenues may be unpredictable due to the release of our BusinessObjects 11 product, which integrates our existing Business Objects and Crystal Decisions product lines and the end of life of those existing products.

      In the past, customers have deferred purchasing decisions as the expected release date of our new products have approached and have delayed making purchases of the new product to permit them to undertake a more complete evaluation or until industry analysts have commented upon the products. We anticipate that the release of BusinessObjects 11 will be particularly susceptible to deferred or delayed orders. Because BusinessObjects 11 represents the integration of our former stand-alone Business Objects and Crystal Decisions product lines, some customers may delay purchasing older products until the new product is shipping in their desired configuration or may wait until later releases before purchasing the new product.

      We believe that because the widespread commercial release of BusinessObjects 11 is scheduled to occur late in December 2004, our revenues and bookings for the three months ending December 31, 2004 are likely to be materially and substantially affected. The customer hesitation could result in delays in purchasing from one quarter to the next, causing quarterly orders and associated shipments and revenues to vary more significantly during this transition than we have previously experienced. The impact on revenues of the introduction of BusinessObjects 11 may be exacerbated or reduced by normal seasonal spending patterns. We are putting in place programs and incentives to try to mitigate these expected fluctuations, but we cannot provide any assurance that these programs will be effective.

      In addition, we anticipate that the pattern of adoption of BusinessObjects 11 by existing customers, and the impact on revenues, may not be consistent with the patterns we have previously experienced because we have announced that the old Business Objects and Crystal Decisions products will transition to end of life over the next year or two. Existing customers will be deciding whether and when to transition to the integrated BusinessObjects 11 product, which may be viewed by them as a more significant decision about how to manage their business intelligence needs rather than a less significant decision to upgrade a current business intelligence platform. We cannot anticipate whether the product transition will result in a prolonged adoption cycle for BusinessObjects 11 or what the impact will be on maintenance revenues for the existing Business Objects and Crystal Decisions products prior to their end of life.

Uncertainty regarding the effects of our acquisition of Crystal Decisions could cause our strategic partners or key employees to make decisions that could adversely affect our business and operations.

      Some of our original equipment manufacturers, distributors and other strategic partners could decide to terminate their existing arrangements, or fail to renew those arrangements, as a result of our acquisition of Crystal Decisions. In addition, our key employees may decide to terminate their employment due to the acquisition and other employees may experience uncertainty about their future with us, which could adversely affect our ability to retain key management, sales, technical and marketing personnel.

Risks Related to Our Business

Our quarterly operating results have been and will be subject to fluctuations.

      Historically, our quarterly operating results and Crystal Decisions’ quarterly operating results varied substantially from quarter to quarter, and we anticipate that this will continue as we operate as a combined company. The fluctuation occurs principally because our net license fees vary from quarter to quarter, while a high percentage of our operating expenses are relatively fixed and are based on anticipated levels of revenues. While the variability of our net license fees is partially due to factors that would influence the quarterly results of any company, our business is particularly susceptible to quarterly variations because:

•	we typically receive a substantial amount of our revenues in the last weeks of the last month of a quarter, rather than evenly throughout the quarter;

•	our customers typically wait until the fourth quarter, the end of their annual budget cycle, before deciding whether to purchase new software;

•	economic activity in Europe generally slows during the summer months;

•	customers may delay purchasing decisions in anticipation of our integrated product line, which reflects both Business Objects’ and Crystal Decisions’ products, other new products, product enhancements or platforms or in response to announced pricing changes by us or our competitors;

•	we expect our revenues may vary based on the mix of products and services and the amount of consulting services, our customers order;

•	we depend in part on large orders and any delay in closing a large order may result in the realization of potentially significant net license fees being postponed from one quarter to the next; and

•	we expect our revenues to be sensitive to the timing of offers of new products that successfully compete with our products on the basis of functionality, price or otherwise.

      General market conditions and other domestic or international macroeconomic and geopolitical factors unrelated to our performance also affect our quarterly revenues and operating results. For these reasons, quarter to quarter comparisons of our revenues and operating results may not be meaningful and you should not rely on them as indicative of our future performance.

We may be unable to sustain or increase our profitability.

      While we were profitable in our most recent quarter, our ability to sustain or increase profitability on a quarterly or annual basis will be affected by changes in our business. We expect our operating expenses to increase as our business grows, and we anticipate that we will make investments in our business. Therefore, our results of operations will be harmed if our revenues do not increase at a rate equal to or greater than increases in our expenses or are insufficient for us to sustain profitability.

If we overestimate revenues, we may be unable to reduce our expenses to avoid or minimize a negative impact on our quarterly results of operations.

      Our revenues will be difficult to forecast and are likely to fluctuate significantly from quarter to quarter. Our estimates of sales trends may not correlate with actual revenues in a particular quarter or over a longer period of time. Variations in the rate and timing of conversion of our sales prospects into actual licensing revenues could cause us to plan or budget inaccurately and those variations could adversely affect our financial results. In particular, delays, reductions in amount or cancellation of customers’ purchases would adversely affect the overall level and timing of our revenues, which could then harm our business, results of operations and financial condition.

      In addition, because our costs will be relatively fixed in the short term, we may be unable to reduce our expenses to avoid or minimize the negative impact on our quarterly results of operations if anticipated revenues are not realized. As a result, our quarterly results of operations could be worse than anticipated.

Changes to current accounting policies could have a significant effect on our reported financial results or the way in which we conduct our business.

      We prepare our financial statements in conformity with U.S. GAAP, which is a body of guidance that is subject to interpretation or influence by the American Institute of Certified Public Accountants, the Public Company Accounting Oversight Board, the SEC and various bodies formed to interpret and create appropriate accounting policies and in accordance with French GAAP according to French law. A change in these policies could have a significant effect on our reported results and may even retroactively affect previously reported transactions. Our accounting policies that recently have been or may in the future be affected by the changes in the accounting rules are as follows:

•	software revenue recognition;

•	accounting for stock-based compensation;

•	accounting for variable interest entities; and

•	accounting for goodwill and other intangible assets.

      Changes in these or other rules, or the questioning of current practices, may have a significant adverse effect on our reported operating results or in the way in which we conduct our business.

Our market is highly competitive and competition could harm our ability to sell products and services and reduce our market share.

      The market in which we compete is intensely competitive, highly fragmented and characterized by changing technology and evolving standards. Our competitors may announce new products, services or enhancements that better meet the needs of customers. Increased competition may cause price reductions or a loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition.

      Additionally, we may face competition from many companies with whom we have strategic relationships, including Hyperion Solutions Corporation, International Business Machines Corporation, Lawson Software, Inc., Microsoft Corporation, Oracle Corporation, PeopleSoft, Inc. and SAP AG, all of whom offer business intelligence products that compete with our products. For example, Microsoft has extended its SQL server business intelligence platform to include reporting capabilities which compete with our enterprise reporting solutions. These companies could bundle their business intelligence software with their other products at little or no cost, giving them a potential competitive advantage over us. Because our products will be specifically designed and targeted to the business intelligence software market, we may lose sales to competitors offering a broader range of products.

Some of our competitors may have greater financial, technical, sales, marketing and other resources than we do. In addition, acquisitions of, or other strategic transactions by, our competitors could weaken our competitive position or reduce our revenues.

      Some of our competitors may have greater financial, technical, sales, marketing and other resources than we do. In addition, some of these competitors may enjoy greater name recognition and a larger installed customer base than we do. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion, sale and support of their products. In addition, some of our competitors may be more successful than we are in attracting and retaining customers. Moreover, some of our competitors, particularly companies that offer relational database management software systems, enterprise resource planning software systems and customer relationship management systems may have well established relationships with some of our existing and targeted customers. This competition could harm our ability to sell products and services, which may lead to lower prices for our products, reduced revenues, reduced gross margins and, ultimately, reduced market share.

      If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. For example, in October 2003, Hyperion acquired Brio Software and in July 2004, IBM acquired Alphablox. Furthermore, companies larger than ours could enter the market through internal expansion or by strategically aligning themselves with one of our competitors and providing products that cost less than our products. Our competitors may also establish or strengthen cooperative relationships with our current or future distributors, resellers, original equipment manufacturers or other parties with whom we have relationships, thereby limiting our ability to sell through these channels and reducing promotion of our products.

We have strategic relationships with Microsoft and SAP which, if terminated, could reduce our revenues and harm our operating results.

      We have strategic relationships with Microsoft and SAP that enable us to bundle our products with those of Microsoft and SAP, and we are also developing certain utilities and products to be a part of Microsoft’s and SAP’s products. We will have limited control, if any, as to whether Microsoft or SAP will devote adequate resources to promoting and selling our products. Microsoft and SAP have designed their own business intelligence software. If either Microsoft or SAP reduces its efforts on our behalf or discontinues its relationship with us and instead develops a relationship with one of our competitors or increases its selling efforts of its own business intelligence software, our revenues and operating results may be reduced. For example, recently Microsoft began actively marketing its reporting product for its SQL server business intelligence platform.

We sell products only in the business intelligence software market; if sales of our products in this market decline, our operating results will be harmed.

      We generate substantially all of our revenues from licensing, support and services in conjunction with the sale of our products in the business intelligence software market. Accordingly, our future revenues and profits will depend significantly on our ability to further penetrate the business intelligence software market. If we are not successful in selling our products in our targeted market due to competitive pressures, technological advances by others or other reasons, our operating results would suffer.

If the market in which we sell business intelligence software does not grow as anticipated, our future profitability could be negatively affected.

      The business intelligence software market is still emerging, and our success depends upon the growth of this market. Our potential customers may:

•	not fully value the benefits of using business intelligence products;

•	not achieve favorable results using business intelligence products;

•	experience technical difficulty in implementing business intelligence products; or

•	use alternative methods to solve the problems addressed by business intelligence software.

      These factors may cause the market for business intelligence software not to grow as quickly or become as large as we anticipate, which may adversely affect our revenues.

If the current economic uncertainty continues, our customers may reduce, delay or cancel purchases of our products and services, in which case our results of operations will be harmed.

      We cannot predict what impact the current economic uncertainty will have on the business intelligence software market or our business, but it may result in fewer purchases of licenses of our software, extended sales cycles, downward pricing pressures or lengthening of payment terms. Our customers may also discontinue their renewals of our maintenance and technical support services due to shrinking budgets. If our customers reduce, delay or cancel purchases of our products and services, our results of operations will be harmed.

Our software may have defects and errors that may lead to a loss of revenues or product liability claims.

      Our products and platforms are internally complex and may contain defects or errors, especially when first introduced or when new versions or enhancements are released. Despite extensive testing, we may not detect errors in our new products, platforms or product enhancements until after we have commenced commercial shipments. If defects and errors are discovered after commercial release of either new versions or enhancements of our products and platforms:

•	potential customers may delay purchases;

•	customers may react negatively, which could reduce further sales;

•	our reputation in the marketplace may be damaged;

•	we may have to defend product liability claims;

•	we may be required to indemnify our customers, distributors, original equipment manufacturers or other resellers;

•	we may incur additional service and warranty costs; and

•	we may have to divert additional development resources to correct the defects and errors, which may result in delay of new product releases or upgrades.

      If any or all of the foregoing occur, we may lose revenues, incur higher operating expenses and lose market share, any of which could severely harm our financial condition and operating results.

We may have difficulties providing and managing large scale deployments, which could cause a decline or delay in recognition of our revenues and an increase in our expenses.

      We may have difficulty managing the timeliness of our large scale deployments and our internal allocation of personnel and resources. Any difficulty could cause us to lose existing customers, face potential customer disputes or limit the number of new customers who purchase our products or services, which could cause a decline in or delay in recognition of revenues, and could cause us to increase our research and development and technical support costs, either of which could adversely affect our operating results.

      In addition, we generally have long sales cycles for our large scale deployments. During a long sales cycle, events may occur that could affect the size, timing or completion of the order. For example, the potential customer’s budget and purchasing priorities may change, the economy may experience a downturn or new competing technology may enter the marketplace, any of which could reduce our revenues.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

      We must comply with the rules promulgated under Section 404 of the Sarbanes-Oxley Act of 2002 by December 31, 2004. Rules describing the requirements for our auditors to be able to attest to our compliance under Section 404 were adopted in June 2004, and we, along with our external service providers, are currently interpreting what qualifies as compliance with Section 404. Because the matter of Section 404 compliance is new, there is no precedent or proven method for such compliance, and our management must exercise significant judgment in our efforts to comply with Section 404. We cannot be certain that we will comply with the requirements of Section 404 in a timely manner. If we fail to comply in a timely manner, public perception of our internal controls could be damaged, causing our financial results to suffer and our stock price to decline.

The software market in which we operate is subject to rapid technological change and new product introductions, which could negatively affect our product sales.

      The market for business intelligence software is characterized by rapid technological advances, evolving industry standards, changes in customer requirements and frequent new product introductions and enhance-

ments. The emergence of new industry standards in related fields may adversely affect the demand for our products. To be successful, we must develop new products, platforms and enhancements to our existing products that keep pace with technological developments, changing industry standards and the increasingly sophisticated requirements of our customers. Introducing new products into our market has inherent risks including those associated with:

•	adapting third-party technology, including open source software;

•	successful education and training of sales, marketing and consulting personnel;

•	effective marketing and market acceptance;

•	proper positioning and pricing; and

•	product quality, including possible defects.

      If we are unable to respond quickly and successfully to these developments and changes, we may lose our competitive position. In addition, even if we are able to develop new products, platforms or enhancements to our existing products, these products, platforms and product enhancements may not be accepted in the marketplace. Further, if we do not adequately time the introduction or the announcement of new products or enhancements to our existing products, or if our competitors introduce or announce new products, platforms and product enhancements, our customers may defer or forego purchases of our existing products. In addition, we will have expended substantial resources without realizing the anticipated revenue which would have an adverse effect on our results of operations and financial condition.

We are currently a party to several lawsuits with MicroStrategy. The prosecution of these lawsuits could have a substantial negative impact on our business. Should MicroStrategy prevail, we may be required to pay substantial monetary damages or be prevented from selling some of our products.

      On October 17, 2001, we filed a lawsuit in the United States District Court for the Northern District of California against MicroStrategy for alleged patent infringement. The lawsuit alleged that MicroStrategy infringes on our U.S. Patent No. 5,555,403 by making, using, offering to sell and selling its product known as MicroStrategy Version 7.0. Our complaint requests that MicroStrategy be enjoined from further infringing the patent and seeks an as-yet undetermined amount of damages. On June 27, 2003, MicroStrategy filed a motion for summary judgment that its products do not infringe our patent. On August 29, 2003, the Court ruled that our patent was not literally infringed and that we were estopped from asserting the doctrine of equivalents and dismissed the case. We have appealed the Court’s judgment to the Court of Appeals for the Federal Circuit. Oral arguments on the appeal were heard by the Court on September 9, 2004, and we anticipate a ruling on the appeal in early 2005. We cannot reasonably estimate at this time whether a monetary settlement will be reached.

      On October 30, 2001, MicroStrategy filed an action for alleged patent infringement in the United States District Court for the Eastern District of Virginia against us and our subsidiary, Business Objects Americas. The complaint alleges that our software products, BusinessObjects Broadcast Agent Publisher, BusinessObjects Broadcast Agent Scheduler and BusinessObjects Infoview, infringe MicroStrategy’s U.S. Patent Nos. 6,279,033 and 6,260,050. In December 2003, the Court dismissed MicroStrategy’s claim of infringement on U.S. Patent No. 6,279,033 without prejudice. Trial on U.S. Patent No. 6,260,050 was scheduled to begin June 14, 2004. On June 7, 2004, the Court sent a letter to all counsel informing the parties that the Court was of the opinion that summary judgment should be granted in our favor as to infringement and canceled the trial. On August 6, 2004, the Court entered a formal opinion and order formalizing this decision. On September 3, 2004, MicroStrategy filed a Notice of Appeal with the Court of Appeals for the Federal Circuit.

      In April 2002, MicroStrategy obtained leave to amend its patent claims against us to include claims for misappropriation of trade secrets, violation of the Computer Fraud and Abuse Act, tortious interference with contractual relations and conspiracy in violation of the Virginia Code seeking injunctive relief and damages. On December 30, 2002 the Court granted our motion for summary judgment and rejected MicroStrategy’s claims for damages as to the causes of action for misappropriation of trade secrets, Computer Fraud and Abuse Act and conspiracy in violation of the Virginia Code. On October 28, 2003, the Court granted judgment as a matter of law in our favor and dismissed the jury trial on MicroStrategy’s allegations that we tortiously interfered with certain employment agreements between MicroStrategy and its former employees. The Court took MicroStrategy’s claim for misappropriation of trade secrets under submission. On August 6, 2004, the Court issued an order rejecting all of MicroStrategy’s claims for misappropriation of trade secrets except for a finding that one of our former employees had misappropriated two documents. The Court issued a limited injunction requiring us not to possess, use or disclose the two documents as to which it found misappropriation. The Court also denied MicroStrategy’s request for attorneys’ fees. The Court’s finding and injunction as to the two documents will not affect in any manner our ability to sell or support our products. On September 3, 2004 MicroStrategy filed a Notice of Appeal with the Court of Appeals for the Federal Circuit.

      On December 10, 2003, MicroStrategy filed an action for patent infringement against Crystal Decisions in the United States District Court for the District of Delaware. We became a party to this action when we acquired Crystal Decisions. The complaint alleges that the Crystal Decisions’ software products: Crystal Enterprise, Crystal Reports, Crystal Analysis and Crystal Applications, infringe MicroStrategy’s U.S. Patent Nos. 6,279,033, 6,567,796 and 6,658,432. The complaint seeks relief in the form of an injunction, unspecified damages, an award of treble damages and attorneys’ fees. Our investigation of this matter and discovery are at a preliminary stage. Trial is scheduled to begin on November 7, 2005. MicroStrategy had informed us of their intent to amend the complaint to add U.S. Patent No. 6,691,100 but subsequently stated that it would not seek to do so. The Court’s deadline for filing motions to amend the complaint has now passed. We intend vigorously to defend this action. Were an unfavorable outcome to arise, there can be no assurance that such outcome would not have a material adverse affect on our liquidity, financial position or results of operations.

      We believe that we have meritorious defenses to MicroStrategy’s various allegations and claims in each of the suits and we intend to continue vigorously to defend the actions. However, because of the inherent uncertainty of litigation in general, and the fact that the discovery related to certain of these suits is ongoing, we cannot assure you that we will ultimately prevail. Should MicroStrategy ultimately succeed in the prosecution of its claims, we could be permanently enjoined from selling some of our products and deriving related maintenance revenues. In addition, we could be required to pay substantial monetary damages to MicroStrategy.

      Litigation such as the suits MicroStrategy has brought against us can take years to resolve and can be expensive to defend. An adverse judgment, if entered in favor of any MicroStrategy claim, could seriously harm our business, financial position and results of operations and cause our stock price to decline substantially. In addition, the MicroStrategy litigation, even if ultimately determined to be without merit, will be time consuming to defend, divert our management’s attention and resources and could cause product shipment delays or require us to enter into royalty or license agreements. These royalty or license agreements may not be available on terms acceptable to us, if at all, and the prosecution of the MicroStrategy allegations and claims could significantly harm our business, financial position and results of operations and cause our stock price to decline substantially.

We are a party to litigation with Vedatech Corporation and, in the event of an adverse judgment against us, we may have to pay damages, which could adversely affect our financial position and results of operations.

      In November 1997, Vedatech commenced an action in the Chancery Division of the High Court of Justice in the United Kingdom against Crystal Decisions (UK) Limited, now a wholly owned subsidiary of Business Objects Americas. We became a party to the action when we acquired Crystal Decisions in December 2003. The liability phase of the trial was completed in March 2002, and Crystal Decisions prevailed on all claims except for the quantum meruit claim. The court ordered the parties to mediate the amount of that claim and, in August 2002, the parties came to a mediated settlement. The mediated settlement was not material to Crystal Decisions’ operations and contained no continuing obligations. In September 2002, however, Crystal Decisions received a notice that Vedatech was seeking to set aside the settlement. The mediated settlement and related costs were accrued in the consolidated financial statements. In April 2003,

Crystal Decisions filed an action in the High Court of Justice seeking a declaration that the mediated settlement agreement is valid and binding. In connection with this request for declaratory relief Crystal Decisions paid the agreed settlement amount into court.

      In October 2003, Vedatech and Mani Subramanian filed an action against Crystal Decisions, Crystal Decisions (UK) Limited and Susan J. Wolfe, then Vice President, General Counsel and Secretary of Crystal Decisions, in the United States District Court, Northern District of California, San Jose Division, alleging that the August 2002 mediated settlement was induced by fraud and that the defendants engaged in negligent misrepresentation and unfair competition. In July 2004, the United States District Court, Northern District of California, San Jose Division granted the defendants’ motion to stay any proceedings before such court pending resolution of the matters currently submitted to the English Court. In October 2003, Crystal Decisions (UK) Limited, Crystal Decisions (Japan) K.K. and Crystal Decisions filed an application with the High Court of Justice claiming the proceedings in United States District Court, Northern District of California, San Jose Division were commenced in breach of an exclusive jurisdiction clause in the settlement agreement and requesting injunctive relief to restrain Vedatech from pursuing the United States District Court proceedings. A hearing in the High Court of Justice took place on various dates between January 29 and March 9, 2004. On August 3, 2004, the U.K. High Court of Justice granted the anti-suit injunction but provided that the United States District Court, Northern District of California, San Jose Division could complete its determination of any matter that may be pending.

      Although we believe that Vedatech’s basis for seeking to set aside the mediated settlement and its claims in the October 2003 complaint is meritless, the outcome cannot be determined at this time. If the mediated settlement were to be set aside, an ultimate damage award could adversely affect our financial position, liquidity and results of operations.

We are a party to litigation with Informatica and, in the event of an adverse judgment against us, we may have to pay damages or be prevented from selling some of our products, which could adversely affect our financial position and results of operations.

      On July 15, 2002, Informatica filed an action for alleged patent infringement in the United States District Court for the Northern District of California against Acta Technology, Inc. We became a party to this action when we acquired Acta in August 2002. The complaint alleged that the Acta software products infringe Informatica’s U.S. Patents Nos. 6,014,670, 6,339,775 and 6,208,990. On July 17, 2002, Informatica filed an amended complaint alleging that the Acta software products also infringe U.S. Patent No. 6,044,374. The complaint seeks relief in the form of an injunction, unspecified damages, an award of treble damages and attorneys’ fees. We have answered the suit, denying infringement and asserting that the patents are invalid and other defenses. The parties are currently engaged in discovery and are awaiting a claim construction order to be issued by the Court. The Court vacated the August 16, 2004 trial date previously set and a trial date probably will not be set again until the Court issues its claim construction order. We intend vigorously to defend the action. Were an unfavorable outcome to arise, there can be no assurance that such outcome would not have a material adverse affect on our liquidity, financial position or results of operations.

      Although we believe that Informatica’s basis for its suit is meritless, the outcome cannot be determined at this time. Because of the inherent uncertainty of litigation in general and that fact that this litigation is ongoing, we cannot assure you that we will prevail. Should Informatica ultimately succeed in the prosecution of its claims, we could be permanently enjoined from selling some of our products and be required to pay damages.

The protection of our intellectual property rights is crucial to our business and, if third parties use our intellectual property without our consent, our business could be damaged.

      Our success is heavily dependent on protecting intellectual property rights in our proprietary technology, which is primarily our software. It is difficult for us to protect and enforce our intellectual property rights for a number of reasons, including:

•	policing unauthorized copying or use of our products is difficult and expensive;

•	software piracy is a persistent problem in the software industry;

•	our patents may be challenged, invalidated or circumvented; and

•	our shrink-wrap licenses may be unenforceable under the laws of certain jurisdictions.

      In addition, the laws of many countries do not protect intellectual property rights to as great an extent as those of the United States and France. We believe that effective protection of intellectual property rights is unavailable or limited in certain foreign countries, creating an increased risk of potential loss of proprietary technology due to piracy and misappropriation. For example, we recently began doing business in the People’s Republic of China where the status of intellectual property law is unclear and we may expand our presence there in the future.

      Although our name, together with our logo, is registered as a trademark in France, the United States and a number of other countries, we may have difficulty asserting our trademark rights in the name “Business Objects” because some jurisdictions consider the name “Business Objects” to be generic or descriptive in nature. As a result, we may be unable to effectively police the unauthorized use of our name or otherwise prevent our name from becoming a part of the public domain. We also have other trademarks or service marks in use around the world, and we may have difficulty registering or maintaining these marks in some countries, which may require us to change our marks or obtain new marks.

      We are involved in litigation to protect our intellectual property rights, and we may become involved in further litigation in the future. This type of litigation is costly and could negatively impact our operating results. For example, we are currently involved in a patent infringement action against MicroStrategy.

Third parties have asserted that our technology infringes upon their proprietary rights, and others may do so in the future, which has resulted, and may in the future result, in costly litigation and could adversely affect our ability to distribute our products.

      From time to time, companies in the industry in which we compete receive claims that they are infringing upon the intellectual property rights of third parties. We believe that software products that are offered in our target markets will increasingly be subject to infringement claims as the number of products and competitors in the industry segment grows and product functionalities begin to overlap. For example, we are defending one patent infringement suit brought by Informatica, one brought by MicroStrategy against us and one brought by MicroStrategy against Crystal Decisions.

      The potential effects on our business operations resulting from third party infringement claims that have been filed against us and may be filed against us in the future include the following:

•	we could be forced to cease selling or delay shipping our products;

•	we would be forced to commit management resources in defense of the claim;

•	we may incur substantial litigation costs in defense of the claim;

•	we may have to expend significant development resources to redesign our products; and

•	we may be required to enter into royalty and licensing agreements with such third party under unfavorable terms.

      We may also be required to indemnify customers, distributors, original equipment manufacturers and other resellers for third-party products incorporated in our products if such third party’s products infringe upon the intellectual property rights of others. Although many of these third parties who are commercial vendors will be obligated to indemnify us if their products infringe the intellectual property rights of others, the indemnification may not be adequate.

      In addition, from time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use selected open source software in our products and may use more open source software in the future. As a result, we could be subject to suits by parties challenging ownership of what we believe to be our proprietary software. We may also be subject to claims that we have failed to comply with all the requirements of the open source licenses. Open source licenses are more likely than commercial licenses to contain vague, ambiguous, or legally untested provisions, which increase the risks of such litigation. In addition, third parties may assert that the open source software itself infringes upon the intellectual property of others. Because open source providers seldom provide warranties or indemnification to us, in such event we may not have an adequate remedy against the open source provider.

      Any of this litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition or require us to devote additional research and development resources to redesign our products or obtain licenses from third parties.

Our loss of rights to use software licensed from third parties could harm our business.

      We license software from third parties and sublicense this software to our customers. In addition, we license software from third parties and incorporate it into our products. In the future, we may be forced to obtain additional third party software licenses to enhance our product offerings and compete more effectively. By utilizing third party software in our business, we incur risks that are not associated with developing software internally. For example, third party licensors may discontinue or modify their operations, terminate their relationships with us, or generally become unable to fulfill their obligations to us. If any of these circumstances were to occur, we might be forced to seek alternative technology of inferior quality, which has lower performance standards or which might not be available on commercially reasonable terms. If we are unable to maintain our existing licenses or obtain alternate third party software licenses on commercially reasonably terms, our revenues could be reduced, our costs could increase and our business could suffer.

We depend on strategic relationships and business alliances for continued growth of our business.

      Our development, marketing and distribution strategies depend on our success to create and maintain long-term strategic relationships with major vendors, many of whom are substantially larger than us. These business relationships often consist of joint marketing programs or partnerships with original equipment manufacturers or value added resellers. Although certain aspects of these relationships are contractual in nature, many important aspects of these relationships depend on the continued cooperation of each party. Divergence in strategy, change in focus, competitive product offerings or contract defaults by any of these companies might interfere with our ability to develop, market, sell or support our products, which in turn could harm our business.

      Although no one of our resellers currently accounts for a material percentage of our total revenues, if one or more of our other large resellers were to terminate their co-marketing agreements with us it could have an adverse effect on our business, financial condition and results of operations. In addition, our business, financial condition and results of operations could be adversely affected if major distributors were to materially reduce their purchases from us. We had no customers who accounted for 10% or more of our sales in the three or nine months ended September 30, 2004 or 2003.

      Our distributors and other resellers generally carry and sell product lines that are competitive with ours. Because distributors and other resellers generally are not required to make a specified level of purchases from us, we cannot be sure that they will prioritize selling our products. We rely on our distributors and other resellers to sell our products, report the results of these sales to us and to provide services to certain of the end user customers of our products. If the distributors and other resellers do not sell our products, report sales accurately and in a timely manner and adequately service those end user customers, our revenues and the adoption rates of our products could be harmed.

We may pursue strategic acquisitions and investments that could have an adverse effect on our business if they are unsuccessful.

      As part of our business strategy, we have acquired companies, technologies and product lines to complement our internally developed products. We expect that we will have a similar business strategy going forward. Critical to the success of this strategy in the future and, ultimately, our business as a whole, is the orderly, effective integration of acquired businesses, technologies, product lines and employees into our organization. If our integration of future acquisitions is unsuccessful, our business will suffer. Furthermore, there is the risk that our valuation assumptions and models for an acquired product or business may be overly optimistic or incorrect if customers do not demand the acquired company’s products to the extent we expect, the technology does not function as we expect or the technology we acquire is the subject of infringement or trade secret claims by third parties.

Our executive officers and key employees are crucial to our business, and we may not be able to recruit, integrate and retain the personnel we need to succeed.

      Our success depends upon a number of key management, sales, technical and other critical personnel, including our co-founder, Bernard Liautaud, who is our chairman of the board of directors and chief executive officer, the loss of whom could adversely affect our business. The loss of the services of any key personnel or the inability to attract, integrate and retain highly skilled technical, management, sales and marketing personnel could result in significant disruption to our operations, including affecting the timeliness of new product introductions, hindrance of product development and sales efforts, degradation of customer service, as well as the successful completion of company initiatives and the results of our operations. For example, John Olsen, our chief operating officer, left the company in the third quarter of 2004 and we cannot be certain we will be able to find a qualified replacement for him in a timely manner. Competition for such personnel in the computer software industry is intense, and we may be unable to attract, integrate and retain such personnel successfully.

We have multinational operations that are subject to risks inherent in international operations.

      We have significant operations outside of France and the United States including development facilities, sales personnel and customer support operations. For example, we rely on over 200 software developers in India through a contract development agreement. Our international operations are subject to certain inherent risks including:

•	technical difficulties and costs associated with product localization;

•	challenges associated with coordinating product development efforts among geographically dispersed development centers;

•	potential loss of proprietary information due to piracy, misappropriation, or laws that may be less protective of our intellectual property rights;

•	lack of experience in certain geographic markets;

•	longer payment cycles for sales in certain foreign countries;

•	seasonal reductions in business activity in the summer months in Europe and certain other countries;

•	the significant presence of some of our competitors in some international markets;

•	potentially adverse tax consequences;

•	import and export restrictions and tariffs;

•	foreign laws and other government controls, such as trade and employment restrictions;

•	management, staffing, legal and other costs of operating an enterprise spread over various countries;

•	political instability in the countries where we are doing business; and

•	fears concerning travel or health risks that may adversely affect our ability to sell our products and services in any country in which the business sales culture encourages face-to-face interactions.

      These factors could have an adverse effect on our business, results of operations and financial condition.

The requirement to expense stock options in our income statement could have a significant effect on our reported results, and we do not know how the market will react to reduced earnings.

      The Financial Accounting Standards Board, or FASB, has issued an exposure draft that requires that all forms of share-based payments to employees be treated the same as other forms of compensation by recognizing the related costs in the statements of income. The exposure draft is an amendment to Financial Accounting Standard No. 123, or FAS 123. This exposure draft, when issued as a final statement by the FASB, is expected to require all public companies to record the stock-based compensation calculated under the fair-value method in their financial statements and report this compensation expense in results of operations for all interim and annual periods beginning after June 15, 2005. The International Accounting Standards Board issued a statement, IFRS 2, on share-based payments in February 2004. IFRS 2 is subject to final approval by the European Commission and is expected to be effective as of January 1, 2005. We will be required to expense the costs associated with stock awards for our French financial reporting, which includes the restatement of stock-based compensation expense in our 2004 financial statements. We continue to investigate the impact that the adoption of the FAS 123 exposure draft and IFRS 2 will have on our financial position and results of operations. In addition, our effective tax rate will be adversely affected by the adoption of the exposure draft to the extent to which we are unable to record a net tax benefit on the stock-based compensation expense. While this stock-based compensation is a non-cash charge and will impact all companies who issue stock options, we cannot predict how investors will view this additional expense and, as such, our stock price may decline.

Fluctuations in exchange rates between the euro, the U.S. dollar and the Canadian dollar, as well as other currencies in which we do business, may adversely affect our operating results.

      We may experience substantial foreign exchange gains or losses due to the volatility of other currencies compared to the U.S. dollar. We incur Canadian dollar expenses that are substantially larger than our Canadian dollar revenues, and we generate a substantial portion of our revenues and expenses in currencies other than the U.S. dollar. We may experience foreign exchange gains and losses on a combination of events including translation of foreign denominated amounts to the local currencies, forward exchange contract gains or losses settled during and outstanding at period end and other transactions involving the purchase of currencies.

      During the nine months ended September 30, 2004, we recognized $8.7 million in net foreign exchange losses, of which $6.8 million were recognized in the three months ended March 31, 2004. While we believe we have put into place a strategy to mitigate these risks in the future, we cannot ensure that we will not recognize gains or losses from other transactions, as this is part of transacting business in an international environment. Not every exposure is or can be hedged, and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which will vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate foreign currency risks properly could adversely affect our operating results. We cannot predict the change in foreign currency exchange rates in the future.

Our effective tax rate may increase of fluctuate, which could increase our income tax expense and reduce our net income.

      Our effective tax rate could be adversely affected by several factors, many of which are outside of our control. Our effective tax rate may be affected by the proportion of our revenues and income before taxes in the various domestic and international jurisdictions in which we operate. Our revenues and operating results are difficult to predict and may fluctuate substantially from quarter to quarter. We are also subject to changing tax laws, regulations and interpretations in multiple jurisdictions in which we operate, as well as the requirements of certain tax and other accounting body rulings. Since we must estimate our annual effective tax rate each quarter based on a combination of actual results and forecasted results of subsequent quarters, any significant change in our actual quarterly or forecasted annual results may adversely impact the computation of the estimated effective tax rate for the year. Our estimated annual effective tax rate may increase or fluctuate for a variety of reasons, including:

•	changes in forecasted annual operating income;

•	changes in relative proportions of revenue and income before taxes in the various jurisdictions in which we operate;

•	changes to the valuation allowance on net deferred tax assets;

•	changes to actual or forecasted permanent differences between book and tax reporting, including the tax effects of purchase accounting for acquisitions and non-recurring charges which may cause fluctuations between reporting periods;

•	impacts from any future tax settlements with state, federal or foreign tax authorities;

•	impacts from changes in tax laws, regulations and interpretations in the jurisdictions in which we operate, as well as the requirements of certain tax rulings; or

•	impacts from new FASB or IFRS requirements.

Business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

      A number of factors, including natural disasters, computer viruses or failure to successfully upgrade and improve operational systems to meet evolving business conditions, could disrupt our business, which could seriously harm our revenues or financial condition and increase our costs and expenses. For example, some of our offices are located in potential earthquake or flood zones that could subject these offices, product development facilities and associated computer systems to disruption.

      We currently have proprietary applications running key pieces of our manufacturing systems. These technologies were developed internally and we have only a small number of people that know and understand them. Should we lose those individuals before these systems can be replaced with non-proprietary solutions, we may experience business disruption resulting from an inability to manufacture and ship product.

      In addition, experienced computer programmers and hackers may be able to penetrate our network security and misappropriate our confidential information or temporarily disrupt our operations. As a result, we could incur significant expenses in addressing problems created by security breaches of our own network. The costs to eliminate computer viruses and alleviate other security problems could be significant. The efforts to address these problems could result in interruptions, delays or cessation of our operations. Further, we work continually to upgrade and enhance our computer systems and anticipate implementing several system upgrades during the coming years. Failure to smoothly migrate existing systems to newer systems could cause business disruptions.

      Even short-term disruptions from any of the above mentioned causes or other causes could result in revenue disruptions, delayed product deliveries or customer service disruptions, which could result in decreases in revenues or increases in costs of operations.

An SEC inquiry has required, and may continue to require, management time and legal expense.

      On August 3, 2004, we received a letter from the Staff of the SEC, commonly referred to as a “Wells letter”, notifying us that it intends to recommend that an action be brought against us for violations of periodic reporting provisions of the securities laws including, Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 12b-20, 13a-1, 13a-13, and 13b2-1. The Staff has indicated to us that it does not intend to pursue an action based on the anti-fraud provisions of the securities laws, nor does the Staff intend to recommend an action be brought against any of our officers or directors. We previously disclosed the existence of an informal SEC inquiry concerning our backlog practices and we believe the proposed action relates to our disclosure practices concerning our backlog of unshipped orders. We responded to this notice and intend vigorously to defend the action. While we believe our practices are proper and in accordance with U.S. GAAP and the securities laws, we can give no assurance as to the outcome of this inquiry. An unfavorable outcome in, or resolution of, this matter may result in damage to our reputation among our customers and investors.

We have been named as a party to several class action lawsuits and shareholder derivative actions which could result in significant management time and attention, result in significant legal expenses and have a material adverse effect on our business, financial condition, results of operations and cash flows.

      We have received four “class action” complaints alleging that we and some of our officers and directors violated provisions of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In addition, two purported shareholder derivative actions have been filed against certain of our current and former officers and directors. The derivative actions are based on the same facts and events alleged in the class action complaints. Defending any such litigation is costly and may divert management’s attention from the day to day operations of our business, which could adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in, or resolution of, this matter could have a material adverse affect on our liquidity, financial position or results of operations and may result in damage to our reputation among our customers and our investors.

Risks Related to Ownership of Our Ordinary Shares or ADSs

New SAC and certain of its affiliates own a substantial percentage of our shares and their interests could conflict with those of our other shareholders.

      New SAC and certain of its affiliates own a significant percentage of our company as a result of our acquisition of Crystal Decisions. As of October 31, 2004, New SAC and certain of its affiliates beneficially owned approximately 16.6% of our shares. The interests of these shareholders could conflict with those of our other shareholders. As a result of their ownership position, New SAC and these other parties collectively are able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of our company.

Additional sales of our shares by New SAC and certain of its affiliates, our employees or issuances by us in connection with future acquisitions could adversely affect the market price of our shares.

      If New SAC or, after any distribution to its shareholders of our shares by New SAC, certain of its affiliates sell a substantial number of our shares in the future, the market price of our shares could decline. The perception among investors that these sales may occur could produce the same effect. New SAC and certain of its affiliates have rights, subject to specified conditions, to require us to file registration statements covering shares or to include shares in registration statements we may file. In addition, New SAC can unilaterally distribute its shares in us to its shareholders. By exercising its registration rights (as New SAC is through this prospectus) or distribution rights and selling a large number of shares, New SAC or any of its affiliates could cause the price of our shares to decline. Furthermore, if we were to include shares in a registration statement initiated by us, those additional shares could impair our ability to raise needed capital by depressing the price at which we could sell our shares. Any sale by New SAC of a large number of the shares which are the subject of this prospectus or are otherwise sold by New SAC pursuant to an exemption from the registration requirements of the Securities Act, such as through Rule 144, may cause the price of our common shares to decline.

Provisions of our articles of association and French law could have anti-takeover effects and could deprive shareholders who do not comply with such provisions of some or all of their voting rights.

      Provisions of our articles of association and French law may impede the accumulation of our shares by third parties seeking to gain a measure of control over our company. For example, French law provides that any individual or entity (“person”), acting alone or in concert with others, that becomes the owner or ceases to be the owner, holding more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the share capital or voting rights of our company is required to notify us with a delay that shall be set by decree and to notify the Autorité des Marchés Financiers, or the AMF, within five trading days of crossing any of the applicable percentage thresholds, of the number of shares and voting rights held by it. The AMF makes the notice public. Additionally, any person acquiring more than 10% or 20% of the share capital or voting rights of our company must notify us and the AMF within 10 trading days of crossing any of these thresholds, and file a statement of their intentions relating to future acquisitions or participation in the management of our company for the following 12 month period, including whether or not this person is acting alone or in concert and whether or not it intends to continue its purchases to acquire control of our company or to seek nominations to our board of directors. This person may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or stockholding. Upon any changes of intentions, it must file a new statement. The AMF makes the statements public. Any shareholder who fails to comply with these requirements shall have voting rights for all shares in excess of the relevant threshold suspended for two years following the completion of the required notification. Moreover this shareholder may have all or part of its voting rights within our company suspended for up to five years by the relevant commercial court at the request of our chairman, any of our shareholders or the AMF. In addition, such shareholders may be subject to a fine of €18,000 for violation of the share ownership notification requirement and up to €1,500,000 for violation of the notification requirement regarding the statement of intentions.

      Furthermore, our articles of association provide that any person, acting alone or in concert with others, that becomes the owner or ceases to be the owner, holding more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3 of the share capital or voting rights of our company is required to notify us within five trading days of crossing any of the applicable percentage thresholds of the number of shares and voting rights held by it.

      Under the terms of the deposit agreement relating to our ADSs, if a holder of ADSs fails to instruct the depositary in a timely and valid manner how to vote such holder’s ADSs with respect to a particular matter, the depositary will deem that such holder has given a proxy to the chairman of the meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors and will vote the ordinary shares underlying the ADSs accordingly. This provision of the depositary agreement could deter or delay hostile takeovers, proxy contests and changes in control or management of our company.

Holders of our shares have limited rights to call shareholders’ meetings or submit shareholder proposals, which could adversely affect their ability to participate in governance of our company.

      In general, our board of directors may call a meeting of our shareholders. A shareholders’ meeting may also be called by a liquidator or a court-appointed agent, in limited circumstances, such as at the request of the holders of 5% or more of our outstanding shares held in the form of ordinary shares. In addition, only shareholders holding a defined number of shares held in the form of ordinary shares or groups of shareholders holding a defined number of voting rights may submit proposed resolutions for meetings of shareholders. The minimum number of shares required depends on the amount of the share capital of our company and is equal to 2,196,093 ordinary shares based on our share capital as of October 31, 2004. Similarly, a duly qualified association, registered with the AMF and us, of shareholders who have held their ordinary shares in registered form for at least two years and together hold at least a defined percentage of our voting rights, equivalent to 1,774,034 ordinary shares based on our company’s voting rights as of October 31, 2004, may submit proposed resolutions for meetings of shareholders. As a result, the ability of our shareholders to participate in and influence the governance of our company will be limited.

Interests of our shareholders will be diluted if they are not able to exercise preferential subscription rights for our shares.

      Under French law, shareholders have preferential subscription rights (droits préférentiels de souscription) to subscribe for cash for issuances of new shares or other securities with preferential subscription rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the exchange for such securities on Euronext Paris. Holders of our ADSs may not be able to exercise preferential subscription rights for these shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available.

      If these preferential subscription rights cannot be exercised by holders of ADSs, we will make arrangements to have the preferential subscription rights sold and the net proceeds of the sale paid to such holders. If such rights cannot be sold for any reason, we may allow such rights to lapse. In either case, the interest of holders of ADSs in our company will be diluted, and, if the rights lapse, such holders will not realize any value from the granting of preferential subscription rights.

It may be difficult for holders of our ADSs rather than our ordinary shares to exercise some of their rights as shareholders.

      It may be more difficult for holders of our ADSs to exercise their rights as shareholders than it would be if they directly held our ordinary shares. For example, if we offer new ordinary shares and a holder of our ADSs has the right to subscribe for a portion of them, the Bank of New York, as the depositary, is allowed, in its own discretion, to sell for such ADS holder’s benefit that right to subscribe for new ordinary shares of our company instead of making it available to such holder. Also, to exercise their voting rights, holders of our ADSs must instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for a holder of our ADSs than it would for holders of our ordinary shares.

Fluctuation in the value of the U.S. dollar relative to the euro may cause the price of our ordinary shares to deviate from the price of our ADSs.

      Our ADSs trade in U.S. dollars and our ordinary shares trade in euros. Fluctuations in the exchange rates between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences.

We have not distributed dividends to our shareholders and do not anticipate doing so in the near future.

      We currently intend to use all of our operating cash flow to finance our business for the foreseeable future. We have never distributed cash dividends to our shareholders, and we do not anticipate that we will distribute cash dividends in the near term. Although we may in the future distribute a portion of our earnings as dividends to shareholders, the determination of whether to declare dividends and, if so, the amount of such dividends will be based on facts and circumstances existing at the time of determination. We may not distribute dividends in the near future, or at all.

The market price of our shares will be susceptible to changes in our operating results and to stock market fluctuations.

      Our operating results may be below the expectations of public market analysts and investors’ and therefore, the market price of our shares may fall. In addition, the stock markets in the United States and France have experienced significant price and volume fluctuations in recent periods, which have particularly affected the market prices of many software companies and which have often been unrelated to the operating performance of these companies. The market fluctuations have affected our stock price in the past and could continue to affect our stock price in the future. The market price of our common stock may be affected by the following factors:

•	quarterly variations in our results of operations;

•	announcements of technological innovations or new products by us, our customers or competitors;

•	announcements of our quarterly operating results and expected results of the future periods;

•	our failure to achieve the operating results anticipated by analysts or investors;

•	sales or the perception in the market of possible sales of a large number of shares of our common stock by our directors, officers, employees or principal stockholders;

•	announcements of our competitors or customers’ quarterly operating results, and expected results of future periods;

•	addition of significant new customers or loss of current customers;

•	international political, socioeconomic and financial instability, including instability associated with military action in Afghanistan and Iraq or other conflicts;

•	releases or reports by or changes in security analysts’ recommendations; and

•	developments or disputes concerning patents or proprietary rights or other events.

      For example, during 2003 and to date in 2004, the trading price of our ADSs on The Nasdaq National Market has ranged from a high of $38.85 to a low of $14.93. If our net revenues and results of operations are below the expectations of investors, significant fluctuations in the market price of our common stock could occur. In addition, the securities markets have, from time to time, experienced significant price and volume fluctuations, which have particularly affected the market prices for high technology companies and often are unrelated and disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, political and market conditions, may negatively affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under the caption “Risk Factors” in this prospectus and in the documents incorporated by reference in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Additional information about factors that could affect our future operating results is contained in our reports filed with the SEC, which are incorporated by reference into this prospectus.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

USE OF PROCEEDS

      The proceeds from the sale of the ADSs offered pursuant to this prospectus are solely for the account of New SAC. We will not receive any proceeds from the sale of our ADSs by New SAC in this offering.

SELLING SHAREHOLDER

      All of the ADSs covered by this prospectus are being offered by New SAC, the selling shareholder, or its pledges, donees, transferees or other successors in interest.

      In connection with the acquisition of Crystal Decisions, we entered into a stockholders agreement, dated as of July 18, 2003, as amended and restated on October 15, 2003, with New SAC and the other stockholders party thereto, pursuant to which, among other things, we granted New SAC demand and piggyback registration rights in respect of our ADSs. New SAC and the other stockholders party to the agreement agreed to limitations on their ability to transfer the ADSs they acquired in connection with the acquisition. Pursuant to the terms of the stockholders agreement, we are registering for resale an aggregate of 14,365,339 ADSs owned by New SAC or 15% of our ordinary shares outstanding as of September 30, 2004, which is the maximum number of ADSs that New SAC and the other parties to the stockholders agreement may transfer in any six month period prior to March 10, 2005. In addition, New SAC also has the right to designate one person to serve as a member of our board of directors, for as long as New SAC holds ADSs representing at least 10% of our outstanding shares. Mr. David J. Roux is the director designated by New SAC to serve on our board of directors, pursuant to the terms of the stockholders agreement. Mr. Roux was until recently the chairman of the board of directors of New SAC, and is also a founder of Silver Lake Partners, affiliates of which beneficially owned approximately 31.8% of New SAC’s outstanding shares on October 31, 2004.

      The following table sets forth information as of October 31, 2004 about the ADSs beneficially owned by New SAC that may be offered using this prospectus.

      Except as described above, to our knowledge, none of the selling shareholder or any of its affiliates has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

      New SAC may offer all or some portion of the ADSs from time to time. Accordingly, no estimate can be given as to the amount or percentage of ADSs that will be held by New SAC upon termination of any particular offering. See “Plan of Distribution.”

	Before Offering			After Offering

	Number of	Percentage of	Number of	Number of	Percentage of
	ADSs	Ordinary	ADSs	ADSs	Ordinary
	Beneficially	Shares	Registered	Beneficially	Shares
Name of Selling Shareholder	Owned	Outstanding(1)	for Resale	Owned	Outstanding(1)

New SAC(2)	15,887,329	16.6%	14,365,339	1,521,990	1.6%
c/o M&C Corporate Services Limited P.O. Box 309 GT Ugland House South Church Street George Town, Grand Cayman Cayman Islands

(1)	Percentage of ownership is calculated based on Rule 13d-3 of the Securities Exchange Act of 1934, using 95,859,241 ordinary shares outstanding as of October 31, 2004.

(2)	Alan Austin, David Bonderman, James Coulter, James Davidson, Glenn Hutchins, Stephen Luczo, David Marquardt and William Watkins are the members of the board of directors of New SAC. As such, they share voting or investment power over the 15,887,329 ADSs held by New SAC. Each of them disclaims beneficial ownership of these ADSs.

In addition, as of October 31, 2004, affiliates of Silver Lake Partners, L.P. beneficially owned approximately 31.8% of New SAC’s outstanding shares, affiliates of SAC Investments, L.P. beneficially owned approximately 22.1% of New SAC’s outstanding shares, and affiliates of August Capital III, L.P. beneficially owned approximately 11.4% of New SAC’s outstanding shares.

      The affiliates of Silver Lake Partners, L.P. are Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. The general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. The general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP Ltd. The shareholders of Silver Lake (Offshore) AIV GP Ltd. are James Davidson, Glenn Hutchins, David Roux, Integral Capital Partners SLP LLC and Alan Austin. Each of them disclaims beneficial ownership of the 15,887,329 ADSs held by New SAC, except to the extent of his pecuniary interest therein.

      The general partner of SAC Investments, L.P. is TPG SAC GenPar, L.P. The general partner of TPG SAC GenPar, L.P. is TPG SAC Advisors III Corp. The shareholders of TPG SAC Advisors III Corp. are David Bonderman, James Coulter, William Price, Justin Chang and John Marren. Each of them disclaims beneficial ownership of the 15,887,329 ADSs held by New SAC, except to the extent of his pecuniary interest therein.

      The general partner of August Capital III, L.P. is August Capital Management III, L.L.C. The members of August Capital Management III, L.L.C. are Andrew Rapaport, John Johnston and David Marquardt. Each of them disclaims beneficial ownership of the 15,887,329 ADSs held by New SAC, except to the extent of his pecuniary interest therein.

DESCRIPTION OF OUR SHARE CAPITAL

      The following describes our share capital pursuant to our articles of association and applicable French law. Complete copies of our articles of association are filed as exhibits to our public filings.

Composition of Our Share Capital

      We have only one class of share capital. As of October 31, 2004, this class consisted of 95,859,241 ordinary shares, nominal value €0.10 per share, including 3,067,675 shares held in treasury. The shares are fully paid.

      A holder of our ordinary shares may obtain our ADSs if the holder desires to trade the shares on The Nasdaq National Market. In order to obtain our ADSs, a holder of our ordinary shares is required to deposit his or her shares with our custodian, BNP Paribas, or, our depositary, The Bank of New York. Upon deposit of the ordinary shares, the depositary will issue the corresponding number of ADSs. The shareholder is also required to pay a per share fee to the depositary, as well as any applicable taxes and governmental charges. Holders of our ADSs may also obtain our ordinary shares by surrendering their ADSs, along with the payment of applicable fees, taxes and governmental charges to the depositary. Under French law, no fractional shares may be issued.

Changes in Our Share Capital

      Except as set forth below, our share capital may be increased only with the approval of our shareholders at an extraordinary general meeting, following a recommendation by our board of directors, as well as by owners of ordinary shares holding, either alone or together with other owners of ordinary shares, a defined percentage of our share capital, or by our workers committee in compliance and within the limits of French company law. Increases in our share capital may be effected either by the issuance of additional shares, including the creation of a new class of shares, or by an increase in the nominal value of existing shares. Additional shares may be issued as follows:

•	for cash;

•	in satisfaction of indebtedness incurred by us;

•	for assets contributed in kind;

•	upon the conversion, exchange or redemption of debt securities previously issued by us;

•	upon the exercise of stock options, warrants or other similar securities comprising rights to subscribe for shares; or

•	by capitalization of profits, reserves and premiums in our share capital.

      Our shareholders may delegate to our board of directors the powers to carry out in one or more stages (subject to limitations provided by French law) increases in share capital previously authorized by our shareholders. Each time our shareholders vote for a capital increase in cash (except if this capital increase results from an earlier issue of securities giving access to share capital), our shareholders must decide whether or not to proceed with a capital increase reserved to our employees and employees of our subsidiaries.

      French law permits different classes of shares to have different liquidation, voting and dividend rights. Our articles of association provide that share dividends may be distributed in lieu of payment of cash dividends.

      Our share capital may be decreased only with the approval of our shareholders at an extraordinary general meeting. This may be accomplished either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The conditions under which our share capital may be reduced will vary depending on whether the reduction is attributable to losses incurred by us. Under French law, holders of each class of shares must be treated equally. If the reduction is not attributable to losses, each shareholder will be offered an opportunity to participate in the capital reduction. The number of outstanding capital shares may be reduced either by an exchange of shares or by a repurchase and cancellation of our shares by us. Further, if, as a consequence of losses, our net equity (capitaux propres) is reduced below one-half of our share capital, our board of directors must, within four months from the approval of the accounts showing this loss, convene an extraordinary general meeting of shareholders to decide whether we should be dissolved before our statutory term. If dissolution is not approved, the capital must, by no later than the end of the second fiscal year following the fiscal year during which the losses were acknowledged, and subject to the legal provisions concerning the minimum share capital of sociétés anonymes, be reduced by an amount at least equal to the losses which could not be charged on reserves, unless during that period the net assets have been restored up to an amount at least equal to one half of our share capital.

      Pursuant to a general meeting of our shareholders held on June 10, 2004, our board of directors was authorized by our shareholders to effect increases in our share capital by issuing new shares, bonds convertible, exchangeable or redeemable into our shares, or warrants to subscribe for our shares or other securities giving access to our share capital with or without preferential subscription rights. Pursuant to the same general meeting of our shareholders, our board of directors has been authorized to increase our share capital by incorporation of reserves, profits or premiums. At the discretion of our board of directors, these issuances may be subject to the preferential subscription rights of our shareholders, or, in the event new shares are offered to the public, without shareholder preferential subscription rights. The total aggregate amount of the nominal value of the ordinary shares issued or to be issued upon conversion, exchange or redemption of bonds or exercise of warrants or exercise of other securities or by incorporation of profits, premiums or reserves may not exceed €1,300,000, corresponding to 13,000,000 ordinary shares. The total aggregate amount of the nominal value of the bonds convertible, exchangeable or redeemable into shares that may be issued may not exceed €300,000,000.

      Pursuant to the same general shareholders’ meeting, our board of directors has been authorized to reduce our share capital by cancellation of treasury shares of up to 10% in any 24 month period. The authorization is valid for a maximum period of 18 months from June 10, 2004.

Preferential Subscription Rights

      Unless previously waived, holders of shares have preferential subscription rights to subscribe for additional shares issued by us for cash on a pro rata basis. Shareholders may waive these preferential subscription rights at an extraordinary general meeting under certain circumstances. Preferential subscription rights, if not previously waived, are transferable during the subscription period. These rights may also be listed on Euronext Paris S.A.

Attendance and Voting at Shareholders’ Meetings

      French law provides for two types of general meetings of shareholders, ordinary and extraordinary. Ordinary general meetings of shareholders are required for matters such as the following:

•	the election, replacement or removal of directors;

•	the allocation of fees to boards of directors;

•	the appointment of statutory auditors;

•	the approval of annual and consolidated accounts;

•	the declaration of dividends;

•	the authorization to purchase our shares; and

•	in general, those matters not specifically reserved by French law to extraordinary general meetings.

      Extraordinary general meetings of shareholders are required for approval of matters such as the following:

•	amending articles of association;

•	amending shareholders’ rights;

•	increases in our share capital, including the possible waiver by shareholders of their preferential subscription rights;

•	decreases in our share capital;

•	the creation of a new class of equity securities;

•	the authorization to issue securities giving access to our share capital; and

•	the approval of mergers, acquisitions for stock, and the like.

      Shareholder approval is required for any and all mergers in which we are not the surviving entity or in which we are the surviving entity and we issue a portion of our share capital to the shareholder of the acquired entity.

      At an ordinary general meeting, a simple majority of the votes cast is required to pass a resolution. At an extraordinary general meeting, a two-thirds majority of the votes cast is required. A simple majority of shareholders’ vote present may pass a resolution concerning a capital increase by incorporation of reserves, profits or premiums at an extraordinary general meeting. However, a unanimous vote is required to increase the liabilities of shareholders. Abstention by those present or represented by proxy is deemed a vote against the resolution submitted to a vote.

      The presence in person or by proxy or by any means of telecommunications of shareholders holding not less than 25%, in the case of an ordinary general meeting, or 33 1/3%, in the case of an extraordinary general meeting, of the shares entitled to vote is necessary for a quorum on first call. If a quorum is not present, then the meeting is postponed. There is no quorum requirement in the case of a reconvened ordinary general meeting; however, the presence in person or by proxy or by any means of telecommunications of shareholders holding not less than 25% of the shares entitled to vote is necessary for a quorum in the case of a reconvened extraordinary general meeting.

      Our board of directors is required to convene an annual ordinary general meeting of shareholders, to be held within six months of the end of its fiscal year. However, the president of the commercial court (tribunal de commerce) may extend this six-month period. Other ordinary or extraordinary meetings may be convened at any time during the year. Meetings of shareholders may be convened by our board of directors or, if our board of directors fails to call a meeting, by our statutory auditors or by a court-appointed agent. The court may be requested to appoint an agent either by one or more shareholders holding not less than 5% of our shares, by a duly authorized association of shareholders having held their shares in registered form for at least two years holding at least a defined percentage of our share capital or by any interested party in cases of emergency by the workers’ committee in emergency situations; by majority of the shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

      Shareholders’ meetings must be announced by a preliminary notice (avis de réunion) at least 30 days prior to the meeting date. The preliminary notice must set forth certain information, including the agenda for the meeting, a draft of the resolutions to be submitted to the shareholders, the procedures which holders of bearer shares must follow to attend the meeting and the procedure for voting by proxy or at a distance, including by electronic means. The preliminary notice must also be published in the Bulletin des Annonces Légales Obligatoires, or BALO, a French legal publication.

      A final notice (avis de convocation) must be sent to the AMF, and to all holders of registered shares who have held their shares for more than one month, and published in a qualified newspaper and in the BALO, at least 15 days prior to the shareholders’ meeting upon first call, and at least six days prior to the shareholders’ meeting upon second call. This final notice must set forth the procedures for voting by holders of bearer shares, by proxy and at a distance, as well as the time, date, place and agenda of the meeting.

      Within 10 days of publication of the preliminary notice, shareholders or groups of shareholders holding a defined number of our shares held in the form of ordinary shares may submit proposed resolutions for meetings of shareholders. The minimum number of shares required depends on the amount of the share capital of our company and is equal to 2,196,093 ordinary shares based on our share capital as of October 31,

2004. Similarly, a duly qualified association, registered with the AMF and our company, of shareholders having held their shares in registered form for at least two years, and together holding at least a defined percentage of our voting rights, equivalent to 1,774,034 ordinary shares based on our voting rights as of October 31, 2004, may propose additional resolutions.

      In addition to being entitled to certain information regarding our company, any holder of ordinary shares may, during the two-week period preceding a shareholders’ meeting, submit to our board of directors written questions relating to the agenda for the meeting. The board of directors is required to respond to these questions during the meeting.

      According to our articles of association, attendance and voting rights at ordinary and extraordinary general meetings of shareholders are subject to the following:

•	holders of registered ordinary shares must have the ordinary shares registered in their name at least one business Paris (France) day prior to the date of the shareholders’ meeting; and

•	holders of bearer ordinary shares must, at least one business Paris (France) day prior to the date of the shareholders’ meeting, evidence that the bearer ordinary shares are being held in a blocked account by producing a certificate issued by the financial intermediary holding the ordinary shares. The holder must deposit this certificate at the place specified in the notice of the meeting.

      This requirement necessarily excludes holders of ADSs who have not properly registered their shares as ordinary shares. Shareholders who have properly registered their ordinary shares may participate in general meetings in person, by proxy or by mail, and may vote in proportion to the number of shares held. Each share carries the right to one vote except for shares held by entities controlled directly or indirectly by us that are not entitled to any voting rights under French law. Proxies may be granted by a shareholder as follows:

•	to his or her spouse;

•	to another shareholder or if the shareholder is not a French resident, by an intermediary registered under the condition set forth by French law;

•	to a legal representative, in the case of a corporation; or

•	automatically, by sending a proxy in blank to our company without designating any representative.

      In the case of a blank proxy, the chairman of the meeting of shareholders will vote the shares, with respect to which the blank proxy has been given, in favor of all resolutions proposed or approved by our board of directors and against all others.

      Our ADSs are voted by the depositary in accordance with the depositary agreement. Holders of ADSs receive notices of shareholder meetings and other reports and communications, in English, as are generally made available to the holders of our ordinary shares. Shareholders’ meeting notices are distributed to holders of ADSs in general at least 30 days prior to the meeting date. The holders of ADSs vote their shares by completing and submitting a voting instruction card to the depositary. If a voting instruction card is not returned to the depositary, or if the voting instruction card is returned but it is improperly completed, the depositary will vote the shares in favor of each proposal recommended or approved by our board of directors and against each other proposal. Alternatively, a holder may exchange his or her ADSs for ordinary shares at least one day before the shareholders’ meeting and vote the ordinary shares directly.

Dividend and Liquidation Rights

      Profits available for distribution to our shareholders as dividends are comprised of net profits in each fiscal year, after deduction for depreciation and provisions, as increased or reduced, as the case may be, by any profit or loss carried forward from prior years. Dividends may also be distributed from special reserves, subject to approval by our shareholders and as described more fully below.

      We are legally required under French law to establish and maintain a legal reserve as part of our share capital by making a minimum allocation of 5% of our net profits each year to a legal reserve fund and it may be necessary to maintain it at a level equal to 10% of the aggregate nominal value of our share capital, which may be increased or reduced from time to time. The legal reserve is distributable only upon the liquidation of our company. French law and our articles of association also provide that our distributable profits, after deduction of any amounts required to be allotted to the legal reserve, can be allocated to one or more special purpose reserves or distributed as dividends, as may be determined at an ordinary general meeting of shareholders.

      Dividends are paid if approved by the shareholders at an ordinary general meeting of shareholders at which the annual accounts are approved. Dividends are distributed to shareholders pro rata based on their respective holdings of shares. The dividend payment date is determined by the shareholders at the ordinary general meeting approving the declaration of the dividends, or by the board of directors in the absence of a determination by the shareholders. If authorized, payment of the dividends must occur within nine months of the end of our fiscal year unless otherwise authorized by court order. Under French law, dividends not claimed within five years of their payment date revert to the French State. Our articles of association authorize our shareholders, at an annual ordinary general meeting of shareholders, to grant each shareholder an option to receive all or part of any annual or interim dividends in cash or shares. A shareholder may not request that his or her dividends be paid partly in shares and partly in cash.

      If our net profits for the year in which dividends are paid are sufficient as reflected in an interim income statement certified by our auditors, our board of directors has the authority, subject to French law and regulations, to distribute interim dividends without prior approval of our shareholders. In this case and according to our articles of association, the option between payment in cash or in shares is not available. Interim dividends may not exceed our net income.

      We have not paid any cash dividends on our ordinary shares since our inception. We currently anticipate that we will retain all future earnings for use in our business, and we do not anticipate paying any dividends in the foreseeable future.

      If we were liquidated, the assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations would first be used to repay in full the nominal value of our ordinary shares, and the surplus, if any, would be distributed among the holders of ordinary shares in proportion to the nominal value of their shareholding.

Repurchase of Ordinary Shares

      Under French law, a company may acquire its own shares for the following reasons:

•	to reduce its share capital under certain circumstances with the approval of the shareholders at an extraordinary general meeting;

•	to provide shares for distribution to employees under a profit-sharing plan or stock option plan; and

•	pursuant to a share repurchase program prospectus (note d’information) for which we obtain a visa from the AMF and with the approval by the shareholders at an ordinary general meeting to acquire up to 10% of our shares.

      Share repurchases in connection with the share repurchase program may be made only by companies whose shares are admitted for trading on a “regulated market.” Under French law, the term “regulated market” does not currently include The Nasdaq National Market but does include the Premier Marché of Euronext Paris S.A. on which our shares are listed. Further, purchases by us of our own shares may not result in us holding more than 10% of our own shares. If a repurchase were to result in our company holding more than 10% of our issued shares, we would be required to sell any shares in excess of the 10% threshold within one year. French law further requires that any shares in excess of the 10% limit, not sold within the one year period, be cancelled. Shares purchased for a specific purpose may be cancelled by an extraordinary general shareholders’ meeting, although no more than 10% of the registered capital may be cancelled within any single 24-month period.

      French law requires listed companies to prepare a share repurchase program prospectus (note d’information), which must receive a visa from the AMF, either at the latest 15 days prior to any shareholders’ meeting called to authorize the purchase of shares or right after the board of directors implements the share repurchase program unless the repurchase plan concerns only up to 0.5% of the share capital, in which case a press release is only required. We are required to report all trades made in our own shares to the AMF.

      Shares repurchased must be held in registered form and be fully paid. They are deemed to be outstanding under French law, but are not entitled to any dividends or voting rights. In addition, the preferential subscription rights attached to the repurchased shares may not be exercised by the company itself. Further, the shareholders, at an extraordinary general meeting, may decide not to take the repurchased shares into account in determining the preferential subscription rights attached to other shares. In the absence of such a decision, the rights attached to any shares held by us must either be sold on the market before the end of the subscription period or distributed to other shareholders on a pro rata basis.

      At the shareholders’ meeting held on June 10, 2004, our shareholders authorized the repurchase of our ordinary shares pursuant to our share repurchase program in accordance with French law.

      Under this authorization, our board of directors may purchase within 18 months a maximum of 8,400,000 shares of our company with a nominal value of €0.10 each, each at a maximum purchase price of €35.00 per share, provided that the amount of funds dedicated to the share repurchase program may not exceed €250 million. We may resell any such repurchased shares at a minimum price of €8.00. The shares may be repurchased, upon a decision of our board of directors, for any purpose, including in order to:

•	provide consideration in the context of an acquisition or an exchange of the our shares (including in the context of external growth), in compliance with securities regulations;

•	implement stock purchase plans for the benefit of the employees or executives of our company or our subsidiaries and according to the terms set by the law, in particular with regards to profit sharing and stock options;

•	minimize the dilutive effect of securities issuances;

•	deliver shares upon the exercise of rights attached to securities giving right, by reimbursement, conversion, exchange, presentation of a coupon, or in any other way, to acquire shares of our company;

•	use of excess cash balances;

•	stabilize the share price of our company by systematic intervention as a balance to trends in the securities market;

•	make sales and purchases of shares in compliance with applicable regulations, depending on market conditions;

•	keep such repurchased shares in treasury; and

•	cancel such repurchased shares, subject to the approval of a specific resolution by the extraordinary shareholders’ meeting.

      The Commission Regulation (EC) No. 2273/2003 dated December 22, 2003 has limited the objectives of buy-back programs.

      At the shareholders’ meeting held on June 10, 2004, our shareholders also authorized a share capital decrease upon the cancellation of the shares repurchased under the share repurchase program, up to a limit of 10% of our share capital in one 24 month period.

      We are aware that U.S. and French securities laws impose certain restrictions on our ability to repurchase our own shares. We intend to fully comply with these laws in connection with any repurchases we may make.

Trading in our shares

      Under Règlement n°. 90-04 of the Commission des opérations de bourse (the “COB”), as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by us in our own shares to be considered valid:

•	trades must be executed on our behalf by only one intermediary or, if we use our share repurchase program in part by way of derivatives, by two intermediaries provided that we are able to ensure an appropriate coordination between the intermediaries;

•	any block trades may not be made at a price above the current market price; and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

      If a company’s shares, such as our shares, are continuously quoted (cotation en continu), then a trade must meet the following further requirements to be considered valid:

•	the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of our shares, at the reopening of trading following a suspension, or, as applicable, in the last half hour of any trading session or at the fixing of the closing price;

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to our shares; and

•	the trade must not account for more than 25% of the average total daily trading volume on the Premier Marché in the shares during the three trading days immediately preceding the trade. This last requirement applies only to trades in shares that are eligible for the SRD.

      Prescriptions regarding volume of purchases do not apply to purchases of securities on our behalf by a prestataire de services d’investissement (“an authorized investment firm”) acting pursuant to a contrat de liquidité (“liquidity agreement”) in conformity with a charte de déontologie (“code of ethics”) that has been approved by the AMF. The first charter of ethics was adopted by the “Association française des entreprises d’investissement” (AFEI) and approved by the COB on February 13, 2001.

      Pursuant to the Commission Regulation (EC) No. 2273/2003 dated December 22, 2003, the above rules concerning the repurchase price and volumes were replaced by the following rules:

•	In so far as prices are concerned, the issuer must not, when executing trades under a “buy-back” program, purchase shares at a price higher than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

•	In so far as volume is concerned, the issuer must not purchase more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out.

•	The average daily volume figure must be based on the average daily volume traded in the month preceding the month of public disclosure of that program and fixed on that basis for the authorized period of the program.

•	Where the repurchase program makes no reference to that volume, the average daily volume figure must be based on the average daily volume traded in the 20 trading days preceding the date of purchase.

      The use of repurchased shares to finance an acquisition is deemed justified to the extent the acquisition is performed after a three-month abstention period and an independent expert has been designated to verify the value of the shares, the value of the acquisition, and the fairness of the exchange ratio.

      However, there are two periods during which we are not permitted to trade in our own securities: the 15 day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public. This last requirement does not apply to trades executed on our behalf by an intermediary acting pursuant to a liquidity agreement complying with a charter of ethics.

      After making an initial purchase of our own shares, we must file monthly reports with the AMF that contain specified information about subsequent transactions. The AMF makes this information publicly available.

Cross Shareholdings and Holding of Our Shares by Our Subsidiaries

      French law prohibits a company from holding our shares if we hold more than 10% of that company’s share capital. Likewise, we may not own any interest in a French company holding more than 10% of our share capital. In the event of a cross shareholding violation, the company owning the smaller percentage of shares in the other company must sell its interest within one year. If the cross shareholding is equally important, each company will reduce its respective cross shareholdings so that each company’s shareholdings do not exceed 10% of the other company’s share capital within one year. Until sold, the shares are deprived of their voting rights. Failure by the officers and directors of a company to sell the shares is a criminal offense.

Requirements for Holdings Exceeding Certain Percentages

      French law provides that any individual or entity acting alone or in concert that becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a company listed on a regulated market, such as the Premier Marché of Euronext Paris S.A., or that increases or decreases its shareholding or voting rights above or below by any of the foregoing percentages, is required to notify the company with a delay set by decree, of the number of shares and voting rights held by it together with the number of securities giving rights to the allotment of shares. According to our articles of association, this notification must be given to us within five trading days of crossing the foregoing percentages. The individual or entity must also notify the AMF within five trading days of crossing any of the foregoing percentages. The AMF makes the information available to the public. In addition, any individual or legal entity acquiring more than 10% or 20% of the outstanding shares or voting rights of our company must file a notice with us and the AMF within 10 trading days. The AMF makes such notice available to the public. This report must state whether the acquirer acts alone or in concert with others and must indicate the acquirer’s intention for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of our company or to seek nomination (for itself or for others) to our board of directors. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The AMF makes the notice public. The acquirer may amend its stated intentions by filing a new report, provided that it does so on the basis of significant changes in its own situation or stockholdings.

      Any shareholder who fails to comply with these requirements will have the voting rights for all shares in excess of the relevant thresholds suspended until the second anniversary of the completion of the required notifications and may have all or part of such voting rights suspended for up to five years by the relevant commercial court at the request of our chairman, any of our shareholders or the AMF and may be subject to a €18,000 fine.

      Our articles of association may provide for an additional notification obligation for the crossing of lower thresholds; however, the thresholds cannot be lower than a threshold of 0.5%.

      Our articles of association provide that any person, acting alone or in concert with others, that becomes the owner or ceases to be the owner, holding more than 5%, 10%, 20%, 33 1/3% or 66 2/3% of the company’s share capital or voting rights is required to notify us within five trading days of crossing any of the applicable percentage thresholds of the number of shares and voting rights held by it.

      Under the regulations of the Conseil des Marchés Financiers (merged into the AMF), and subject to limited exemptions granted by the AMF, any person or persons acting in concert who comes to own more than 33 1/3% of the share capital or voting rights of a listed company must initiate a public tender offer for the remainder of the share capital and voting rights of such company.

      The provisions described above may impede the accumulation of our shares by third parties seeking to gain a measure of control over our company and could have other anti-takeover effects.

Form and Holding of Ordinary Shares

      Form of Ordinary Shares. Our shares may be held in either registered or bearer form at the option of each shareholder, subject to applicable regulations regarding the form of the shares held by certain legal or natural persons.

      Shares of companies listed on the Premier Marché of Euronext Paris S.A. are cleared and settled through Euroclear France S.A., a continuous net settlement system. These companies may use the procedure known as titres au porteur identifiable according to which Euroclear France S.A. may, upon request, disclose, among other things, the name, nationality, address, and number of shares held by each shareholder. This information may only be requested by the listed company itself and may not be disclosed to third parties. Our articles of association provide expressly for the possibility to use this procedure.

      Holding of Ordinary Shares. In accordance with French law, the ownership rights of shareholders are represented by book entries instead of share certificates. We maintain a share account with Euroclear France S.A. for all shares in registered form, which is administered by BNP Paribas. Shares are registered in the name of their respective owners in individual shareholder accounts maintained by or on behalf of our company through the accredited intermediary.

      Each shareholder’s account shows the name of the holder and the number of shares held. We will issue or cause to be issued confirmations (attestations d’inscription en compte) as to holdings of shares registered in a shareholder’s account to the persons in whose names the shares are registered. These confirmations do not constitute documents of title.

      Shares of a listed company may also be issued in bearer form. Shares held in bearer form are held and registered on the shareholder’s behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France S.A. maintained by the intermediary. This account is separate from our share account with Euroclear France S.A. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France S.A.

DESCRIPTION OF OUR AMERICAN DEPOSITARY SHARES

AND AMERICAN DEPOSITARY RECEIPTS

      Our ADSs are securities created under the terms of a deposit agreement with The Bank of New York, as depositary. Each of our ADSs represents an ownership interest in one of our ordinary shares which is deposited with the custodian, as agent of the depositary, under the deposit agreement. Following any distribution with respect to our ordinary shares, or any change affecting such shares, each of our ADSs will also represent any additional ordinary share and any other securities, cash or other property deposited with the depositary in respect of that ADS but not distributed by it directly to holders of our ADSs. Our ADSs are evidenced by what are known as American depositary receipts, or ADRs, which are executed and delivered by the depositary with respect to a deposit of our ordinary shares. The Bank of New York’s corporate trust office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at One Wall Street, New York, New York 10286.

      Our ADSs may be held either directly by a holder having ADRs registered in the holder’s name on the books of the depositary or indirectly through a broker or other financial institution. The following description assumes our ADSs are held directly. If our ADSs are held through a broker or financial institution nominee, the procedures of the broker or financial institution must be relied upon to assert the rights of a holder of our ADSs described in this section. Persons who hold our ADSs through a broker or financial institution nominee should consult with their broker or financial institution to find out what those procedures are.

      The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to holders of our ADSs. For more complete information, holders of our ADSs should read the deposit agreement which describes the terms of our ADSs. Holders of our ADSs can read a copy of the deposit agreement which is incorporated by reference as an exhibit to the registration statement of which this document forms a part.

Share Dividends and Other Distributions

      We may make various types of distributions with respect to our securities. The depositary has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities, after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of underlying ordinary shares their ADSs represent.

•	Cash. The depositary will convert cash distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis and if it can transfer the U.S. dollars to the United States. The depositary will endeavor to distribute the cash in a practicable manner, and may deduct any taxes required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and other expenses and adjustments. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, holders of our ADSs may lose some or all of the value of the distribution. If funds cannot be converted on a reasonable basis to U.S. dollars, the depositary may distribute the foreign currency to the ADS holders or hold the foreign currency uninvested and without interest for our ADS holders. The depositary will distribute only whole U.S. dollars and will round fractional cents to the nearest whole cent.

•	Shares. In the case of a distribution in ordinary shares of our company, the depositary may, upon prior consultation with and approval by us, and will, if we so request, issue additional ADRs to evidence the number of ADSs representing these ordinary shares. If a distribution of our ordinary shares would require the distribution of ADSs representing fractional ordinary shares, the depositary will sell the amount of ordinary shares corresponding to the aggregate of such fractions and distribute the net proceeds to any of our ADS holders entitled to receive such net proceeds. If the depositary does not distribute additional ADRs representing the distributed shares, each ADR will also represent the new shares.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, including preferential subscription rights, the depositary may, after consultation with us, distribute those rights if we provide satisfactory evidence that the depositary may lawfully do so. We will not be obligated to furnish such evidence. However, if we do not furnish satisfactory evidence that the depositary may lawfully distribute these rights or if the depositary determines it is not practicable to distribute these rights, the depositary may:

—	sell the rights if practicable and distribute the net proceeds as cash; or

—	allow the rights to lapse, in which case our ADS holders will receive nothing.

      The depositary will not offer rights to holders of our ADSs unless both the rights and the securities to which they relate, including our ordinary shares, are either exempt from registration under the Securities Act or are registered under the Securities Act. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to holders of our ADSs.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may:

—	distribute such securities or property in any manner it deems equitable and practicable;

—	sell such securities or property and distribute any net proceeds in the same way it distributes cash; or

—	hold the distributed property in which case our ADSs will also represent the distributed property.

      The depositary may choose any practical method of distribution for any holder of our ADS, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of any holder of our ADSs as deposited securities.

      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of our ADSs.

      There can be no assurances that the depositary will be able to convert any currency at any particular exchange rate or sell any property, rights, shares or other securities at any particular price, nor that any of the transactions can be completed within any particular time period.

Deposit and Withdrawal

      Deposit. The depositary will execute, deliver and register one or more of our ADRs evidencing our ADSs to any person who deposits or causes to be deposited with the custodian our ordinary shares or evidence of rights to receive our ordinary shares. Our ordinary shares deposited with the custodian must be accompanied by specified documents, including instruments showing that our ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

      The custodian will hold all deposited ordinary shares for the account of the depositary. Our ADS holders thus have no direct ownership interest in our ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional deposited ordinary shares and other securities, property and cash received on or in substitution for the deposited ordinary shares. Upon each deposit of our ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the entitled person evidencing the number of our ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office.

      Withdrawal. When any holder of our ADSs turns in the ADRs evidencing their ADSs at the depositary’s office for withdrawal, the depositary will, upon payment of applicable fees, charges and taxes, and upon receipt of proper instructions, request that the custodian of the ordinary shares underlying the ADSs to register such holder in the share register of our company. The depositary may restrict the withdrawal of deposited securities for:

•	temporary delays caused by closing the transfer books of our company or those of the depositary, or the deposit of our ordinary shares for voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to our ADRs or to the withdrawal of deposited securities.

Voting Rights

      If the depositary asks a holder of our ADSs to provide it with voting instructions, such holder may instruct the depositary how to exercise the voting rights for our ordinary shares which underlie the holder’s ADSs. After receiving voting materials from us, the depositary will notify the holders of our ADSs of any shareholders’ meeting or solicitation of consents or proxies. This notice will describe how holders of our ADSs may instruct the depositary to exercise the voting rights for our ordinary shares which underlie their ADSs. For instructions to be valid, the depositary must receive them on or before the required date. The depositary will try, as far as is practicable, to vote or to have its agents vote our ordinary shares or other deposited securities as holders of our ADSs instruct. If no instructions are received by the depositary from a holder of our ADSs with respect to the voting of our ordinary shares on or before the date such instructions are to be received, or if the depositary receives improperly completed voting instructions or receives a blank proxy from an owner of our ADSs the depositary will, as far as permitted under French law, our articles of association and our ordinary shares, deem such owner to have instructed the depositary to give a proxy to the president of the general meeting of shareholders to vote such deposited securities in favor of the resolutions presented or approved by our board of directors and against any other resolution not so presented or approved. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, except in the event of bad faith, for the manner in which any vote is cast or for the effect of any vote.

      Under French law and our articles of association, only shareholders holding ordinary shares may vote the ordinary shares, attend shareholders’ meetings or, subject to certain limitations, submit proposals to be considered at such meetings. Holders of ADSs may only cause their ADSs to be voted through the depositary if the holder follows the procedures described above for withdrawal of our ordinary shares underlying the holder’s ADSs at least one day before the shareholders’ meeting.

Record Dates

      The depositary will fix record dates after consultation with us, when practicable, for the determination of the holders of our ADSs who will be entitled:

•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of our ordinary shares or other deposited securities; or

•	to receive any notice or to act in respect of other matters, all subject to the provisions of the deposit agreement.

Fees and Expenses

      The depositary will charge a fee for each issuance of our ADSs, including issuances resulting from distributions of ordinary shares, rights and other property, and for each surrender of our ADSs in exchange for deposited securities. Holders of our ADSs or persons depositing ordinary shares may also be charged the following expenses:

•	taxes and other governmental charges;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register for the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

Payment of Taxes

      Holders of our ADSs are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The depositary may refuse to transfer any holder’s ADSs or allow any holder to withdraw the deposited securities underlying the ADSs until such taxes or other charges are paid. The depositary may apply payments owed to the holder or sell deposited securities underlying the holder’s ADSs to pay any taxes owed and the holder would remain liable for any deficiency. If the depositary sells securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay the holder any proceeds, or send to the holder any property, remaining after the depositary has paid the taxes.

Public Market for Our ADSs

      Our ADSs are traded in the United States on The Nasdaq National Market under the symbol “BOBJ.”

PLAN OF DISTRIBUTION

      The ADSs are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus and to facilitate the continued orderly disposition of our ADSs held by New SAC. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholder. New SAC, as selling shareholder, will receive all of the proceeds from the sale of the ADSs being offered through this prospectus. New SAC has advised us that it intends to distribute the proceeds received in this offering to its shareholders and does not intend to reinvest the proceeds in Business Objects. We have agreed to keep the registration statement of which this prospectus forms a part open until February 28, 2005.

      The selling shareholder and its pledgees, assignees, donees, or other successors in interest who acquire their shares after the date of this prospectus, may sell the ADSs directly to purchasers or through underwriters, broker-dealers or agents.

      If underwriters are used in a firm commitment underwriting, we and the selling shareholder will execute an underwriting agreement with those underwriters relating to the ADSs that the selling shareholder will offer. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase these ADSs will be subject to conditions. The underwriters, if any, will purchase the ADSs on a firm commitment basis and will be obligated to purchase all of these ADSs.

      The ADSs subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these ADSs for whom they may act as agent. Underwriters may sell these ADSs to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      The selling shareholder may authorize underwriters to solicit offers by institutions to purchase the ADSs subject to the underwriting agreement from the selling shareholder at the public offering price stated in a prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If the selling shareholder sells ADSs pursuant to these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

      The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the ADSs at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

      If dealers are utilized in the sale of ADSs, the selling shareholder will sell such ADSs to the dealers as principals. The dealers may then resell such ADSs to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

      The selling shareholder may also sell ADSs through agents designated by them from time to time. We will name any agent involved in the offer or sale of the ADSs and will list commissions payable by the selling shareholder to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in any required prospectus supplement.

      The selling shareholder may sell any of the ADSs directly to purchasers. In this case, the selling shareholder may not engage underwriters or agents in the offer and sale of these ADSs.

      We and the selling shareholder may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

      The ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	on any national securities exchange or quotation service on which the ADSs may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market;

•	through the exercise of purchased or written options; or

•	through any other method permitted under applicable law.

      In connection with sales of the ADSs or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ADSs in the course of hedging the positions they assume. The selling shareholder may also sell short the ADS and deliver the ADSs to close out short positions, or loan or pledge the ADSs to broker-dealers that in turn may sell the ADSs.

      The aggregate proceeds to the selling shareholder from the sale of the ADSs offered by the selling shareholder hereby will be the purchase price of the ADSs less discounts and commissions, if any. The selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of ADSs to be made directly or through agents.

      In order to comply with the securities laws of some states, if applicable, the ADSs may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ADSs may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale of the ADS may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the ADSs may be underwriting discounts and commissions under the Securities Act. Any selling shareholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholder has acknowledged that it understands its obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

      We are not aware of any plans, arrangements or understandings between the selling shareholder and any underwriter, broker-dealer or agent regarding the sale of the ADSs by the selling shareholder. We do not assure you that the selling shareholder will sell any or all of the ADSs offered by it pursuant to this prospectus. In addition, we do not assure you that the selling shareholder will not transfer, devise or gift the ADSs by other means not described in this prospectus. Moreover, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      Pursuant to a stockholders agreement with New SAC, we granted New SAC certain registration rights pertaining to ADSs held by it. The agreement provides for indemnification of the selling shareholder by us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the ADSs, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses payable by us (other than depositary expenses) in connection with the registration and sale of the ADSs covered by this prospectus, except in specified circumstances. We estimate that the expenses for which we will be responsible in connection with filing this registration statement will be approximately $670,000.

French Selling Restrictions

      This prospectus is not to be distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and this prospectus has not been and will not be submitted to the AMF for approval in France.

      New SAC and we have represented and agreed that we have not offered or sold and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to the public in France and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France the prospectus or any other offering material relating to the offering of the ADSs and that such offers, sales and distributions have been and will be made in France only (a) to qualified investors (investisseurs qualifiés) and/or (b) to a restricted group of investors (cercle restreint d’investisseurs), in each case, acting for their own account, as defined in and in accordance with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code, Decree no. 98-880 dated October 1, 1998.

      This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus and the prospectus has been distributed with the understanding that such recipients of this prospectus will only participate in the issue or sale of the ADSs for their own account and undertake not to transfer, directly or indirectly, the ADSs or ordinary shares to the public in France, other than in compliance with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

CERTAIN INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Consequences

      The following discussion summarizes certain U.S. federal income tax considerations of the ownership and disposition of our ADSs. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations, possibly with retroactive effect.

      This discussion is limited to holders that are:

•	citizens and residents of the United States;

•	corporations created or organized in or under the laws of the United States or any political subdivision thereof;

•	estates whose income is includible in gross income for U.S. federal income tax purposes regardless of source; or

•	trusts whose administration is subject to the primary supervision of a United States court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

      This discussion assumes that holders hold their ADSs as a capital asset (generally an asset held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular holder, such as a holder that owns, directly or indirectly (after applying certain constructive ownership rules), at least 5% of either the total voting power or the total value of our shares, or to a holder that is subject to special treatment under U.S. federal income tax laws. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

      Holders of our ADSs are urged to consult their own tax advisors as to the U.S. federal income tax consequences of holding our ADSs, as well as the state, local and non-U.S. tax consequences.

     Exchange of ADSs for Ordinary Shares

      A holder of our ADSs will be treated as the owner of the underlying ordinary shares for U.S. federal income tax purposes. Accordingly, if our ADSs are later exchanged for our ordinary shares, no gain or loss will be recognized upon the exchange, a holder’s tax basis in the our ordinary shares will be the ratable portion of its tax basis in the our ADSs surrendered in exchange therefor, and the holding period in our ordinary shares will include the period during which the holder held the surrendered ADSs.

     Dividends

      Any cash distribution paid by us out of our earnings and profits, as determined under U.S. federal income tax law, will be subject to tax as ordinary dividend income and will be includible in the gross income of a holder when such distribution is received by The Bank of New York, as the depositary, if the holder holds our ADSs, or when such distribution is received by the holder, if the holder holds our ordinary shares. Cash distributions paid by us in excess of our earnings and profits will be treated as (i) a tax-free return of capital to the extent of the holder’s adjusted tax basis in our shares (reducing such adjusted tax basis, but not below zero) and (ii) thereafter as gain from the sale or exchange of a capital asset. Any cash distribution that is treated as a dividend will be includible in the gross income of such holder, for U.S. federal income tax purposes, in an amount equal to the gross amount (i.e., before French withholding tax) of the dividend. A dividend paid in euros generally will be includible in income in a U.S. dollar amount based on the prevailing U.S. dollar/ euro exchange rate at the time of receipt of such dividend. Such dividend income generally will constitute foreign source income for U.S. federal income tax purposes. Subject to certain complex limitations, any French tax withheld from the cash dividend will be treated as a foreign income tax that may be claimed as a credit against the U.S. federal income tax liability of the holder. Alternatively, the French tax withheld may be deducted currently at the election of the holder. The dividend income will not be eligible for the dividends received deduction allowed to corporations.

     Disposition of ADSs

      Upon the sale, exchange or other disposition of our ADSs, a holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized upon the disposition and the holder’s tax basis in such ADSs. Such gain or loss will be capital gain or loss and will be long-term if our ADSs have been held for more than one year.

Material French Tax Consequences to U.S. Holders of ADSs

      The following is a general summary of the material French income tax consequences of owning and disposing of our ADSs. This discussion applies only to U.S. holders. You will be a U.S. holder if you are the beneficial owner of ADSs and all of the following five points apply to you:

•	you own, directly or indirectly, less than 10% of the share capital of the company;

•	you are any one of the following:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation or certain other entities (treated as corporations for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more United States persons have the authority to control all substantial decisions of the trust and are subject to U.S. federal income tax at either the level of beneficiaries or at the level of grantors;

•	a U.S. resident for the purposes of the Convention between the Government of the United States and the Government of the French Republic for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital, signed August 31, the 1994 U.S.-France tax treaty, without being excluded from the benefits of the 1994 U.S.-France tax treaty under the “Limitation on Benefits” article of that treaty;

•	you hold our ADSs as capital assets; and

•	your functional currency is the U.S. dollar.

      Furthermore, this discussion is based upon current French law and practice and on the 1994 U.S-France tax treaty all in effect as of the date of this prospectus and, therefore, is subject to any changes to (or changes in interpretation of) French law or practice or the treaty occurring after the date hereof, which may have retroactive effect. Persons considering the purchase, ownership and disposition of ADSs should consult their own tax advisors in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

      In France, companies may only pay dividends out of income remaining after tax has been paid. Prior to the enactment of French Budget Law for 2004, all French resident shareholders were entitled to a French tax credit, known as the avoir fiscal, on dividends received from French companies.

      The French Budget Law for 2004 abolished the avoir fiscal and précompte (French tax credit mechanism and the related equalization tax mechanism) with respect to dividends paid on or after January 1, 2005. The

French Budget Law for 2004 provides that for the purposes of computing their taxable basis individual shareholders resident in France will be entitled with respect to dividends paid after January 1, 2005 to:

•	a 50% allowance;

•	a further yearly allowance of €1,220 or €2,440 depending on the marital status of the individual; and

•	a tax credit equal to 50% of the dividend, capped at €230, or as the case may be, €115 depending on the marital status of the individual.

      French resident shareholders other than individuals will generally lose the benefit of the avoir fiscal for distributions made from 2004 on and will not be entitled to the new tax credit available to French resident individuals.

      Under French domestic law, non-resident shareholders will not be eligible for the newly implemented tax credit with respect to dividends paid from 2005 on.

      However, subject to confirmation in administrative guidelines to be issued by the French tax authorities, if (i) you are an individual who is resident in the United States for purposes of the 1994 U.S.-France tax treaty, (ii) you are entitled to the benefits of the 1994 U.S.-France tax treaty, (iii) you are the beneficial owner of the dividends and as such subject to U.S. income tax in respect of such dividends (and any tax credit attached thereto) and (iv) your ownership of ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France, you might be entitled to the refund of the new tax credit implemented by French Budget Law for 2004 with respect to any distributions made by us after January 1, 2005 on (subject to any applicable withholding tax).

      In the absence of specific administrative guidelines issued by the French tax authorities, we understand that the current position of the French tax authorities is that non resident shareholders should neither benefit from the 50% allowance nor from the yearly €1220/€2440 allowance for the sake of withholding tax computation.

      Under French domestic law, dividends paid by French companies to their non-resident shareholders are generally subject to a 25% withholding tax. Under the 1994 U.S.-France tax treaty, the rate of this withholding tax is reduced to 15%, if your ownership of the ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied.

      Although administrative guidelines have not yet been issued by the French tax authorities as regards distributions to occur from 2005 on, you should, notwithstanding the abolition of the avoir fiscal, be entitled to benefit from the immediate application of the reduced withholding tax at 15% if we make a dividend distribution, provided that you complete the relevant French Treasury form and send it to the paying agent before the dividend payment date. Otherwise, we shall withhold the tax at the full domestic tax rate of 25%, in which case, you will be entitled to claim from the French tax authorities the excess tax paid.

      However, the timing and procedures for claiming the benefit of the reduced rate of the French withholding tax with respect to distributions from 2005 and if applicable, the transfer of the new tax credit, will have to be confirmed by the French tax authorities.

Taxation of Capital Gains

      If you are a resident of the United States for purposes of the 1994 U.S.-France tax treaty, you will not be subject to French tax on any capital gain if you sell, exchange or dispose of your ADSs, unless you have a permanent establishment or fixed base in France and the ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

French Estate and Gift Taxes

      Under the Convention Between the United States and the French Republic for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on estates, inheritance and gifts of

November 24, 1978, if you transfer your ADSs by gift, or if they are transferred by reason of your death, that transfer will only be subject to French gift or inheritance tax if, provided you are not a French citizen at the time of making the gift or at the time of your death, one of the following applies:

•	you are domiciled in France at the time of making the gift, or at the time of your death; or

•	you used the ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the ADSs for that use.

French Wealth Tax

      The French wealth tax does not generally apply to ADSs if the U.S. holder is a resident of the United States for purposes of the 1994 U.S.-France tax treaty.

LEGAL MATTERS

      The validity of the ordinary shares being registered pursuant to this registration statement hereby will be passed upon for us by Shearman & Sterling LLP, Paris, France.

EXPERTS

      Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The consolidated balance sheets of Crystal Decisions as of June 28, 2002 and June 27, 2003, and consolidated statements of operations, cash flows and stockholders’ equity of Crystal Decisions for the years ended June 29, 2001, June 28, 2002 and June 27, 2003 incorporated by reference in this prospectus and the registration statement of which it forms a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon which is incorporated by reference herein, and are incorporated by reference in reliance upon such report, given on Ernst & Young’s LLP’s authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 under the Securities Act with respect to the ADSs offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our ordinary shares and ADSs, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

      We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the

SEC’s public reference rooms and the web site of the SEC referred to above. Our Internet address is http://www.businessobjects.com.

      We provide our shareholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and we make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish other reports as we may determine or as required by law.

INFORMATION INCORPORATED BY REFERENCE

      The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC on March 12, 2004.

2. Our Amended Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2003 filed with the SEC on April 29, 2004.

3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004 filed with the SEC on May 4, 2004.

4. Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004 filed with the SEC on August 9, 2004.

5. Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 filed with the SEC on November 9, 2004.

6. Audited Consolidated Balance Sheets of Crystal Decisions as of June 28, 2002 and June 27, 2003, Consolidated Statements of Operations of Crystal Decisions for the fiscal years ended June 29, 2001, June 28, 2002 and June 27, 2003, Consolidated Statements of Cash Flows of Crystal Decisions for the fiscal years ended June 29, 2001, June 28, 2002 and June 27, 2003 and Consolidated Statements of Changes in Stockholders Equity of Crystal Decisions for the fiscal years ended June 29, 2001, June 28, 2002 and June 27, 2003 and the related notes thereto and Report of Independent Auditors thereon included in the Registration Statement for Business Objects S.A. on Form S-4 filed with the SEC on October 31, 2003 at pages F-1 to F-45 of the Proxy Statement/Prospectus that forms a part thereof.

7. Unaudited Consolidated Balance Sheets of Crystal Decisions as of June 27, 2003 and October 3, 2003, Consolidated Statements of Operations of Crystal Decisions for the three months ended September 27, 2002 and October 3, 2003 and Consolidated Statements of Cash Flows of Crystal Decisions for the three months ended September 27, 2002 and October 3, 2003 and the related condensed notes thereto included in the Quarterly Report on Form 10-Q of Crystal Decisions, Inc. at pages 2 to 18 filed by Crystal Decisions with the SEC on November 14, 2003.

8. Our Current Report on Form 8-K/ A filed with the SEC on February 24, 2004 relating to our acquisition of Crystal Decisions, Inc.

9. Our Current Report on Form 8-K filed with the SEC on August 4, 2004 regarding recent regulatory developments.

10. Our Current Report on Form 8-K filed with the SEC on October 7, 2004 regarding an amendment to our bylaws.

11. Our Current Report on Form 8-K filed with the SEC on October 26, 2004 regarding the modification to our 1995 International Employee Stock Purchase Plan and 2004 International Employee Stock Purchase Plan.

12. Our Current Report on Form 8-K filed with the SEC on November 3, 2004; provided that only Item 5.02 thereof is incorporated by reference into this filing.

13. The description of our ordinary shares and ADS contained in our registration statement on Form F-6 (Reg. No. 333-109712) declared effective by the SEC on October 15, 2003.

14. All documents subsequently filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

      Each of these filings is available from the SEC as described above. You may request, and we will provide at no cost to you, a copy of these filings, including any exhibits to such filings, by writing or telephoning us at the following address: Investor Relations, Business Objects, S.A., c/o Business Objects Americas, 3030 Orchard Parkway, San Jose, California 95134, telephone number (408) 953-6000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, other than the underwriting discount, expected to be incurred by the registrant in connection with the preparation and filing of the registration statement, including amendments thereto, and the printing and distribution of the prospectus contained herein, all of which will be paid by the registrant.

SEC Registration Fee	$43,645.73
Printing Costs	60,000
Legal Fees and Expenses	340,000
Accounting Fees and Expenses	200,000
Blue Sky Fees and Expenses	5,000
Transfer Agent and Registrar Fees	15,000
Miscellaneous	6,354.27

Total	$670,000

Item 15.	Indemnification of Directors and Officers.

      French law generally limits the possibility of a French company to indemnify (i) its directors as well as (ii) its chief executive officer (“Directeur général”) and (iii) its deputy chief executive officers (“Directeurs généraux délégués”), hereafter (ii) and (iii) collectively or individually named the “Officer(s)”, against their liabilities. However, if a director or an Officer is sued by a third party and ultimately prevails in the litigation on all counts, but is nevertheless required to bear attorneys’ fees and costs, the company can in specified circumstances to the extent permitted by the laws and the regulations in effect reimburse those fees and costs under an indemnification arrangement with the director or Officer. Any indemnification arrangement between Business Objects’ board of directors and by Business Objects and any of its directors or Officers must be approved by Business Objects’ shareholders.

      The French commercial code does not prohibit a company from purchasing directors and Officers insurance for all or part of the members of its management subject to certain restrictions. Under French law, a French corporation is responsible to third parties for violations of French laws and regulations, applicable to sociétés anonymes, violation of our articles of association or mismanagement. If those decisions qualify as for instance, mismanagement, the relevant member of the board of directors may have to fully or partly indemnify the company. In addition, under French law, the directors and Officers are liable individually or jointly, as the case may be, to the company or to third parties to the same extent. Business Objects has purchased insurance for all of its directors.

      In addition, Mr. Roux, in his capacity as a member of New SAC’s board of directors, had entered into an indemnification agreement with New SAC. Although Mr. Roux resigned from New SAC’s board on August 5, 2004, he continues to be indemnified under such agreement for acts taken as a director of New SAC prior to his resignation. Mr. Roux, who serves on the board of directors of the registrant, has entered into an indemnification agreement with an affiliate of Silver Lake Partners.

Item 16.	Exhibits.

      The following exhibits are included herein or incorporated herein by reference:

4.1		Amended and Restated Stockholders Agreement, dated as of October 15, 2003, by and among Business Objects, New SAC, CB Cayman and certain shareholders of New SAC (incorporated by reference to Exhibit 2.1 to Business Objects’ Form 8-K filed with the SEC on October 17, 2003 (File No. 000-24720)).
4.2		Form of Deposit Agreement, as amended and restated on October 15, 2003, among Business Objects S.A. and the Bank of New York as Depositary, and Owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 1 to Business Objects’ Registration Statement on Form F-6 filed with the SEC on October 15, 2003 (File No. 333-109712)).
5.1	*	Opinion of Shearman & Sterling, LLP, Paris, France, as to the legality of the securities being registered.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	*	Consent of Shearman & Sterling, LLP (included in Exhibit 5.1 hereto).
23.3		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1	*	Powers of Attorney.

* Previously provided.

Item 17.	Undertakings.

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 462(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to Item 15 of Part II of this Form S-3 registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on November 9, 2004.

By:	/s/ BERNARD LIAUTAUD

Bernard Liautaud
Chairman of the Board and Chief
Executive Officer

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

Signature	Title	Date

/s/ BERNARD LIAUTAUD Bernard Liautaud	Chairman of the Board and Chief Executive Officer (Principal Executive Officer	November 9, 2004

/s/ JAMES R. TOLONEN James R. Tolonen	Chief Financial Officer (Principal Accounting and Financial Officer)	November 9, 2004

BERNARD CHARLÈS* Bernard Charlès	Director	November 9, 2004

ALBERT EISENSTAT* Albert Eisenstat	Director	November 9, 2004

JEAN-FRANÇOIS HEITZ* Jean-François Heitz	Director	November 9, 2004

GERALD HELD* Gerald Held	Director	November 9, 2004

KURT LAUK* Kurt Lauk	Director	November 9, 2004

JOHN OLSEN* John Olsen	Director	November 9, 2004

DAVID PETERSCHMIDT* David Peterschmidt	Director	November 9, 2004

Signature	Title	Date

DAVID ROUX* David Roux	Director	November 9, 2004

ARNOLD SILVERMAN* Arnold Silverman	Director	November 9, 2004

* /s/ JAMES R. TOLONEN James R. Tolonen Attorney-in-Fact

EXHIBIT INDEX

4.1		Amended and Restated Stockholders Agreement, dated as of October 15, 2003, by and among Business Objects, New SAC, CB Cayman and certain shareholders of New SAC (incorporated by reference to Exhibit 2.1 to Business Objects’ Form 8-K filed with the SEC on October 17, 2003 (File No. 000-24720)).
4.2		Form of Deposit Agreement, as amended and restated on October 15, 2003, among Business Objects S.A. and the Bank of New York as Depositary, and Owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 1 to Business Objects’ Registration Statement on Form F-6 filed with the SEC on October 15, 2003 (File No. 333-109712)).
5.1	*	Opinion of Shearman & Sterling, LLP, Paris, France, as to the legality of the securities being registered.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	*	Consent of Shearman & Sterling, LLP (included in Exhibit 5.1 hereto).
23.3		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1	*	Powers of Attorney.

* Previously provided.